UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 29, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K consists of the Review 2011, Invitation to the Annual General Meeting of UBS AG, the instruction letters to shareholders and proxy cards that appear immediately following this page and that have been sent to UBS AG shareholders in connection with the Annual General Meeting of UBS AG to be held on May 3, 2012.

Invitation to the

Annual General Meeting

of UBS AG

Thursday, 3 May 2012, 10:30 a.m.

(Doors open at 9:30 a.m.)

Hallenstadion Zurich-Oerlikon

Wallisellenstrasse 45, Zurich

Dear shareholders

We are pleased to invite you to the Annual General Meeting of UBS AG. It will take place on Thursday, 3 May 2012, at 10:30 a.m., at the Hallenstadion, Wallisellenstrasse 45 in Zurich. The doors open at 9:30 a.m.

Agenda

1.	Annual report, Group and Parent Bank accounts for financial year 2011 Reports of the auditors
1.1.	Approval of annual report and Group and Parent Bank accounts
1.2.	Advisory vote on the compensation report 2011

2.	Appropriation of retained earnings and distribution

3.	Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2011

4.	Elections
4.1.	Reelection of members of the Board of Directors
4.1.1.	Michel Demaré
4.1.2.	David Sidwell
4.1.3.	Rainer-Marc Frey
4.1.4.	Ann F. Godbehere
4.1.5.	Axel P. Lehmann
4.1.6.	Wolfgang Mayrhuber
4.1.7.	Helmut Panke
4.1.8.	William G. Parrett
4.1.9.	Joseph Yam
4.2.	Election of new candidates for the Board of Directors
4.2.1.	Isabelle Romy
4.2.2.	Beatrice Weder di Mauro
4.2.3.	Axel A. Weber
4.3.	Reelection of the auditors, Ernst & Young Ltd., Basel
4.4.	Reelection of the special auditors, BDO AG, Zurich

5.	Increase of conditional capital and approval of amended Article 4a para. 1 of the Articles of Association

6.	Amendments of the Articles of Association
6.1.	Deletion of Article 37 of the Articles of Association
6.2.	Deletion of Article 38 of the Articles of Association

Zurich and Basel, 20 March 2012

Yours sincerely

UBS AG

Kaspar Villiger	Luzius Cameron
Chairman	Company Secretary

Annual General Meeting of UBS AG  |  3 May 2012

Organizational issues

Requests for the inclusion of items on the agenda

On 8 February 2012, UBS AG published a notice in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt) and on its website at www.ubs.com/agm, inviting qualifying shareholders to submit their requests for the inclusion of individual items on the agenda by 5 March 2012. No requests were submitted.

Voting entitlement

Shareholders recorded in the share register on 27 April 2012 at 5 p.m. CET (on 25 April 2012 at 4:30 p.m. EDT with the US transfer agent Computershare) are entitled to vote at the Annual General Meeting.

Admission cards for the Annual General Meeting

Shareholders recorded in the share register of UBS AG in Switzerland may order their admission cards by sending the order form attached to this invitation to the following address by 25 April 2012:

UBS AG, Shareholder Services, P.O. Box, CH-8098 Zurich.

Shareholders recorded in the share register in the United States of America may request their admission cards, in writing, at the following address by 25 April 2012:

BNY Mellon Shareowner Services, P.O. Box 3671, S. Hackensack, NJ 07606-9371.

The admission cards will be sent out from 20 April 2012. Issued admission cards will be invalidated if the corresponding shares are sold prior to the Annual General Meeting and if notice of such sale is recorded in the share register.

Total number of shares and voting rights

The total number of shares issued by UBS AG currently stands at 3,832,218,903. Each share carries one vote, meaning that 3,832,218,903 voting rights currently exist. Pursuant to Article 659a para. 1 of the Swiss Code of Obligations, the voting rights of treasury shares and the rights associated therewith are suspended. The same applies to shares that have not been entered in the share register (dispo shares) and shares that have been registered without voting rights. The total number of shares that entitle holders to attend and vote at the Annual General Meeting is currently 2,196,028,099.

Representation at the Annual General Meeting

Shareholders may be represented at the Annual General Meeting by their legal representative or, with a written proxy, by their custodial bank or by any other shareholder entitled to vote at the Annual General Meeting. In addition, every shareholder has the option of having his or her shares represented at the Annual General Meeting, free of charge, by:

–	Altorfer Duss & Beilstein AG (Urs Zeltner, Attorney and Notary), P.O. Box, CH-8010 Zurich as an independent proxy; or
–	UBS AG, P.O. Box, CH-8098 Zurich as a corporate or custody proxy.

Broadcast on the Internet

The Annual General Meeting will be broadcast in English and German on the Internet via www.ubs.com/agm.

Annual General Meeting of UBS AG  |  3 May 2012

Item 1

Annual report, Group and Parent Bank accounts for financial year 2011

Reports of the auditors

1.1. Approval of annual report and Group and Parent Bank accounts

A. Motion

The Board of Directors proposes that the report on the financial year 2011 and the Group and Parent Bank accounts for 2011 be approved.

B. Explanation

The “Financial information” section of UBS’s annual report 2011 contains the consolidated financial statements of the UBS Group and the financial statements of UBS AG, the Parent Bank. Additional information on the strategy, organization and activities of the Group and the business divisions, as well as on risk management and control, may be found in the sections “Operating environment and strategy,” “Financial and operating performance” and “Risk, treasury and capital management” of the annual report 2011. Information relating to corporate governance as required by the applicable Swiss laws and regulations, in particular the SIX Swiss Exchange’s Directive on Information Relating to Corporate Governance and the Swiss Code of Obligations, can be found in the section “Corporate governance, responsibility and compensation” of the annual report 2011. The annual report 2011 is also available on the Internet at www.ubs.com/investors. Shareholders registered in the share register in Switzerland will receive the abovementioned reporting as per their individual orders. Shareholders in the US who are registered with Computershare will receive a copy of the review 2011, which contains the most important information relating to UBS AG’s performance in 2011.

The Group income statement shows total operating income of CHF 27,788 million and total operating expenses of CHF 22,439 million, resulting in an operating profit from continuing operations before tax of CHF 5,350 million and a net profit attributable to UBS shareholders of CHF 4,159 million. Total consolidated assets stood at CHF 1,419.2 billion on 31 December 2011. Equity attributable to UBS shareholders increased by CHF 6.6 billion to CHF 53.4 billion in 2011.

Parent Bank profit for the period was CHF 5,440 million. Total operating income of CHF 18,023 million and total operating expenses of CHF 12,690 million resulted in an operating profit of CHF 5,333 million. Impairment, depreciation, provisions and losses amounted to CHF 899 million, while extraordinary income was CHF 1,888 million. Extraordinary expenses totaled CHF 649 million and the tax expense amounted to CHF 232 million.

In their reports to the Annual General Meeting, Ernst & Young Ltd., Basel, as auditors, recommended without qualification that the Group and Parent Bank accounts be approved. The auditors confirm that, in their opinion, the Group financial statements accurately reflect the consolidated financial position of UBS AG and the consolidated results of operations and cash flows, in conformity with the International Financial Reporting Standards (IFRS), and that they comply with Swiss law. With respect to the Parent Bank, the auditors confirm that the financial statements and the proposal of the Board of Directors relating to the proposed appropriation of results comply with Swiss law and with the Articles of Association of UBS AG.

Annual General Meeting of UBS AG  |  3 May 2012

1.2.	Advisory vote on the compensation report 2011

A. Motion

The Board of Directors proposes that the compensation report 2011 be ratified in a non-binding advisory vote.

B. Explanation

The compensation report 2011 is a chapter in the annual report 2011. It explains the governance and principles behind the compensation structure at UBS AG, including the link between pay and performance. It contains information on the total reward principles for all employees, which were re-affirmed on 19 October 2011 by the Board of Directors’ Human Resources and Compensation Committee and approved on 1 December 2011 by the Board of Directors. The compensation report also sets out the compensation of the management and Board of Directors in accordance with all applicable laws and regulations.

The vote on the compensation report 2011 of UBS AG is advisory in nature.

Item 2

Appropriation of retained earnings and distribution

A.	Proposed appropriation of retained earnings and distribution of capital contribution reserves

The Board of Directors proposes the following appropriation:

CHF million	31 December 2011
Profit for the period	5,440
Total available for appropriation	5,440
Appropriation to other reserves	5,440
Total appropriation	5,440

The Board of Directors proposes the payout of CHF 0.10 per share of CHF 0.10 par value out of capital contribution reserves.

CHF million, except where indicated	31 December 2011
Total capital contribution reserves before proposed distribution	42,537[1]	, 2
Proposed distribution of capital contribution reserves within general statutory reserves: CHF 0.10 per dividend-bearing share[3]	(383)
Total capital contribution reserves after proposed distribution	42,154

1 As presented on the balance sheet, the capital contribution reserves of CHF 42,537 million are a component of the general statutory reserves of CHF 32,350 million, after taking into account negative retained earnings of CHF 10,187 million.    2 Effective 1 January 2011, the Swiss withholding tax law provides that payments out of capital contribution reserves are not subject to withholding tax. The new law has led to interpretational differences between the Swiss Federal Tax Authorities and companies about the qualifying amounts of capital contribution reserves and the disclosure in the financial statements. In view of this, the Swiss Federal Tax Authorities have confirmed that UBS would be able to repay to shareholders CHF 27.4 billion of disclosed capital contribution reserves without being subject to the withholding tax deduction that applies to dividends paid out of retained earnings. The decision about the remaining amount has been deferred to a future point in time.    3 Dividend-bearing shares are all shares issued except for treasury shares held by UBS AG on the record date 9 May 2012.

B. Explanation

The profit of the financial year 2011 will be attributed to other reserves.

Provided that the proposed distribution of capital contribution reserves is approved, the payment of CHF 0.10 per share would be made on 10 May 2012 to holders of shares on the record date 9 May 2012. The shares will be traded ex-dividend as of 7 May 2012, and accordingly the last day on which the shares may be traded with entitlement to receive a payout will be 4 May 2012.

Annual General Meeting of UBS AG  |  3 May 2012

Item 3

Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2011

A. Motion

The Board of Directors proposes that the discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2011 be approved.

Item 4

Elections

4.1. Reelection of members of the Board of Directors

The Board of Directors proposes that Michel Demaré, David Sidwell, Rainer-Marc Frey, Ann F. Godbehere, Axel P. Lehmann, Wolfgang Mayrhuber, Helmut Panke, William G. Parrett and Joseph Yam, each of whose term of office expires at the 2012 Annual General Meeting, be reelected for a one-year term of office.

4.1.1. Michel Demaré

A. Motion

The Board of Directors proposes that Michel Demaré be reelected for a one-year term of office.

B. Explanation

Michel Demaré’s term of office expires at the 2012 Annual General Meeting. He is prepared to stand for reelection.

Michel Demaré (1956) was elected to the Board of Directors at the 2009 Annual General Meeting and appointed independent Vice Chairman by the Board of Directors in April 2010. He joined ABB in 2005 as Chief Financial Officer (CFO) and as a member of the Group Executive Committee. Between February and September 2008, he acted as the interim CEO of ABB. From September 2008 to March 2011, he combined the CFO responsibility with the role of President of Global Markets.

Michel Demaré is a member of the Audit Committee and the Governance and Nominating Committee.

Annual General Meeting of UBS AG  |  3 May 2012

4.1.2. David Sidwell

A. Motion

The Board of Directors proposes that David Sidwell be reelected for a one-year term of office.

B. Explanation

David Sidwell’s term of office expires at the 2012 Annual General Meeting. He is prepared to stand for reelection.

David Sidwell (1953) was elected to the Board of Directors at the 2008 Annual General Meeting and appointed Senior Independent Director by the Board of Directors in April 2010. He was Executive Vice President and CFO of Morgan Stanley in New York between 2004 and 2007 and retired at the end of 2007.

David Sidwell chairs the Risk Committee and is a member of the Governance and Nominating Committee.

4.1.3. Rainer-Marc Frey

A. Motion

The Board of Directors proposes that Rainer-Marc Frey be reelected for a one-year term of office.

B. Explanation

Rainer-Marc Frey’s term of office expires at the 2012 Annual General Meeting. He is prepared to stand for reelection.

Rainer-Marc Frey (1963) was elected to the Board of Directors at the Extraordinary General Meeting in October 2008. He is the founder of the investment management company Horizon21 AG. He is the Chairman of Horizon21 AG as well as of its holding company and related entities and subsidiaries.

Rainer-Marc Frey is a member of the Audit Committee and the Risk Committee.

4.1.4. Ann F. Godbehere

A. Motion

The Board of Directors proposes that Ann F. Godbehere be reelected for a one-year term of office.

B. Explanation

Ann F. Godbehere’s term of office expires at the 2012 Annual General Meeting. She is prepared to stand for reelection.

Ann F. Godbehere (1955) was elected to the Board of Directors at the 2009 Annual General Meeting. She was appointed CFO and Executive Director of Northern Rock in February 2008, serving in these roles during the initial phase of the business’ public ownership – she left at the end of January 2009. Prior to this role, she served as CFO of Swiss Re Group from 2003 to 2007.

Ann F. Godbehere chairs the Human Resources and Compensation Committee and is a member of the Audit Committee and the Corporate Responsibility Committee.

4.1.5. Axel P. Lehmann

A. Motion

The Board of Directors proposes that Axel P. Lehmann be reelected for a one-year term of office.

B. Explanation

Axel P. Lehmann’s term of office expires at the 2012 Annual General Meeting. He is prepared to stand for reelection.

Axel P. Lehmann (1959) was elected to the Board of Directors at the 2009 Annual General Meeting. He has been a member of the Group Executive Committee and, since 2008, Group Chief Risk Officer of Zurich Financial Services (Zurich). In addition, he was made Zurich’s Regional Chairman Europe as well as Chairman of the Board of Farmers Group Inc. in 2011. He joined Zurich in 1996.

Axel P. Lehmann is a member of the Governance and Nominating Committee and the Risk Committee.

Annual General Meeting of UBS AG  |  3 May 2012

4.1.6. Wolfgang Mayrhuber

A. Motion

The Board of Directors proposes that Wolfgang Mayrhuber be reelected for a one-year term of office.

B. Explanation

Wolfgang Mayrhuber’s term of office expires at the 2012 Annual General Meeting. He is prepared to stand for reelection.

Wolfgang Mayrhuber (1947) was elected to the Board of Directors at the 2010 Annual General Meeting. He was Chairman of the Executive Board and CEO of Deutsche Lufthansa AG from 2003 to 2010. Since 2010 he has been the Chairman of the Supervisory Board of Infineon Technologies AG.

Wolfgang Mayrhuber chairs the Corporate Responsibility Committee and is a member of the Human Resources and Compensation Committee.

4.1.7. Helmut Panke

A. Motion

The Board of Directors proposes that Helmut Panke be reelected for a one-year term of office.

B. Explanation

Helmut Panke’s term of office expires at the 2012 Annual General Meeting. He is prepared to stand for reelection.

Helmut Panke (1946) was elected to the Board of Directors at the 2004 Annual General Meeting. He joined BMW in 1982 and was Chairman of its Board of Management between 2002 and 2006.

Helmut Panke is a member of the Human Resources and Compensation Committee and the Risk Committee.

4.1.8. William G. Parrett

A. Motion

The Board of Directors proposes that William G. Parrett be reelected for a one-year term of office.

B. Explanation

William G. Parrett’s term of office expires at the 2012 Annual General Meeting. He is prepared to stand for reelection.

William G. Parrett (1945) was elected to the Board of Directors at the Extraordinary General Meeting in October 2008. He served his entire career with Deloitte Touche Tohmatsu and was CEO from 2003 until his retirement in 2007.

William G. Parrett chairs the Audit Committee.

4.1.9. Joseph Yam

A. Motion

The Board of Directors proposes that Joseph Yam be reelected for a one-year term of office.

B. Explanation

Joseph Yam’s term of office expires at the 2012 Annual General Meeting. He is prepared to stand for reelection.

Joseph Yam (1948) is Executive Vice President of the China Society for Finance and Banking and in that capacity has served as an advisor to the People’s Bank of China since 2009. He was instrumental in the establishment of the Hong Kong Monetary Authority and served as its Chief Executive from 1993 until his retirement in 2009.

Joseph Yam is a member of the Corporate Responsibility Committee and the Risk Committee.

More detailed CVs can be found in the section “Corporate governance, responsibility and compensation” of the annual report 2011 as well as on the Internet at www.ubs.com/boards.

Annual General Meeting of UBS AG  |  3 May 2012

4.2. Election of new candidates for the Board of Directors

4.2.1. Isabelle Romy

A. Motion

The Board of Directors proposes that Isabelle Romy be elected as an independent member of the Board of Directors for a one-year term of office.

B. Explanation

Isabelle Romy (1965) is a partner at the Swiss law firm Niederer Kraft & Frey (NKF), which is based in Zurich and active internationally. From 1995 to 2003 she was an associate at NKF. She specializes in international litigation and arbitration. In addition, she has been an associate professor at the University of Fribourg and at the Federal Institute of Technology in Lausanne (EPFL) since 1996. Between 2003 and 2008, Isabelle Romy served as a deputy judge at the Swiss Federal Supreme Court. She completed her PhD (Dr. iur.) at the University of Lausanne in 1989 and has been a qualified attorney-at-law admitted to the bar of the canton of Vaud since 1991. From 1992 to 1994 she was a visiting scholar at Boalt Hall School of Law, University of California, Berkeley, and completed her professorial thesis at the University of Fribourg in 1996.

Isabelle Romy has been the Vice Chairman of the Sanction Commission of the SIX Swiss Exchange since 2008, where she has been a member since 2002. From 1999 to 2006 she was a member of the Ethics Commission at the EPFL. She is a Swiss citizen.

4.2.2. Beatrice Weder di Mauro

A. Motion

The Board of Directors proposes that Beatrice Weder di Mauro be elected as an independent member of the Board of Directors for a one-year term of office.

B. Explanation

Beatrice Weder di Mauro (1965) has been a professor of economics, economic policy and international macroeconomics at the Johannes Gutenberg University of Mainz since 2001. She was a member of the German Council of Economic Experts from 2004 to 2012. In 2010 she was a resident scholar at the International Monetary Fund (IMF) in Washington, D.C., and in 2006 a visiting scholar at the National Bureau of Economic Research, Cambridge, MA. Since 2003, Beatrice Weder di Mauro has been a research fellow of the Center for Economic Policy Research in London. She was an associate professor of economics at the University of Basel between 1998 and 2001 and, from 1997 to 1998, a research fellow at the United Nations University in Tokyo. Prior to this she worked as an economist for the World Bank and the IMF in Washington, D.C. She completed her PhD in economics at the University of Basel in 1993 and received her habilitation at the same university in 1999.

Beatrice Weder di Mauro is on the board of Roche Holding Ltd., Basel, and on the Supervisory Board of ThyssenKrupp AG, Essen, and of the Deutsche Investitions- und Entwicklungsgesellschaft, Köln. She is a Swiss and Italian citizen.

Annual General Meeting of UBS AG  |  3 May 2012

4.2.3. Axel A. Weber

A. Motion

The Board of Directors proposes that Axel A. Weber be elected as a non-independent member of the Board of Directors for a one-year term of office. In case of his election, the Board of Directors will appoint Axel A. Weber as its Chairman.

B. Explanation

Axel A. Weber (1957) was president of the German Bundesbank between 2004 and 2011, during which time he also served in the following positions: as a member of the Governing Council of the European Central Bank; as a member of the Board of Directors of the Bank for International Settlements; as German governor of the International Monetary Fund; as a member of the Steering Committees of the European Systemic Risk Board and Financial Stability Board; and as a member of the G7 and G20 Ministers and Governors. Currently on leave from the University of Cologne, he is a visiting professor at the University of Chicago Booth School of Business. From 2002 to 2004, Axel A. Weber served as a member of the German Council of Economic Experts. He was a professor for international economics and Director of the Center for Financial Research at the University of Cologne from 2001 to 2004, and a professor for monetary economics and Director of the Center for Financial Studies at the Goethe University in Frankfurt / Main from 1998 to 2001. Prior to this he taught economic theory at the University of Bonn.

He is a member of the Group of Thirty, Washington, D.C., a research fellow at the Center for Economic Policy Research in London and at the Center for Financial Research in Cologne. Axel A. Weber is also a senior research fellow at the Center for Financial Studies in Frankfurt / Main and a member of the European Money and Finance Forum. In addition, he is a member of the Monetary Economics and International Economics Councils of the leading association of German-speaking economists, the Verein für Socialpolitik, a member of the Advisory Board of the German Market Economy Foundation, and a member of the Advisory Council (Hochschulrat) of the Goethe University in Frankfurt / Main.

Axel A. Weber holds a PhD in economics from the University of Siegen, where he also received his habilitation. He graduated with a master’s degree (Diplom) in economics at the University of Constance. He also holds honorary doctorate degrees from the universities of Duisburg-Essen and Constance. Axel A. Weber is a German citizen.

Annual General Meeting of UBS AG  |  3 May 2012

4.3. Reelection of the auditors, Ernst & Young Ltd., Basel

A. Motion

The Board of Directors proposes that Ernst & Young Ltd., Basel, be reelected for a one-year term of office as auditors for the financial statements of UBS AG (the Parent Bank) and the consolidated financial statements of the UBS Group.

B. Explanation

Upon the recommendation of the Audit Committee, the Board of Directors proposes that Ernst & Young Ltd., Basel, be reelected for a further one-year term of office as auditors. Ernst & Young Ltd., Basel, has confirmed to the Board of Directors’ Audit Committee that it possesses the level of independence required to take on this role and that its independence will not be affected by additional mandates performed for UBS AG. Any such additional mandates will require pre-approval by the Audit Committee. Ernst & Young Ltd., Basel, further confirms that it did not provide any services for UBS AG prohibited by the US Securities and Exchange Commission (SEC) for a company’s principal auditor in the period from 1 January to 31 December 2011.

Ernst & Young Ltd., Basel, has been responsible for auditing UBS AG since 1998. Further information concerning the independence of UBS’s auditors and the fees paid to them can be found in the section “Corporate governance, responsibility and compensation” of the annual report 2011.

4.4. Reelection of the special auditors, BDO AG, Zurich

A. Motion

The Board of Directors proposes that BDO AG, Zurich, be reelected for a three-year term of office as special auditors.

B. Explanations

Upon the recommendation of the Audit Committee, the Board of Directors proposes that BDO AG, Zurich, be reelected for a three-year term of office as special auditors. In accordance with Article 31 para. 3 of the Articles of Association, special auditors are responsible for providing the legally required opinions in cases of capital increases.

Annual General Meeting of UBS AG  |  3 May 2012

Item 5

Increase of conditional capital and approval of amended Article 4a para. 1 of the Articles of Association

A. Motion

The Board of Directors proposes to increase the size of the conditional capital under Article 4a para. 1 of the Articles of Association from CHF 14,863,932.60 to CHF 30,000,000 and to amend the current wording of Article 4a para. 1 of the Articles of Association to permit the delivery of shares out of the conditional capital to satisfy awards granted under employee share plans as follows:

Article 4a para. 1 (amended)

1The share capital may be increased by a maximum of CHF 30,000,000 ~~14,863,932.60~~ through the issuance of a maximum of 300,000,000 ~~148,639,326~~ fully paid registered shares with a par value of CHF 0.10 each ~~upon~~ to satisfy awards granted under the UBS option and other share based compensation plans ~~exercise of employee options issued~~ to employees and members of the management and of the Board of Directors of the Corporation and its subsidiaries. The pre-emptive rights and the advance subscription rights of the shareholders shall be excluded. The grant ~~issuance~~ of these awards ~~option~~s to employees and members of the management and of the Board of Directors of the Corporation and its subsidiaries is made ~~will take place~~ in accordance with the plan rules approved ~~issued~~ by the Board of Directors and its Human Resources and Compensation Committee. The acquisition of shares under awards ~~through the exercise of option rights~~ as well as every subsequent transfer of these shares shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.

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B. Explanation

Share awards are being granted under UBS option and share based compensation plans as a means of aligning the interests of employees and management with the interests of shareholders.

To align reward with sustainable performance, UBS pays a significant part of variable compensation in the form of UBS shares that are deferred over several years, in line with regulatory requirements. Until now, those share awards were satisfied with treasury shares, thereby leading to a reduction in the capital ratio.

Under its current wording, the conditional capital pursuant to Article 4a para. 1 of the Articles of Association may only be used to satisfy entitlements existing upon exercise of options. Options have, however, not been issued since 2009. As UBS will continue to use share awards as part of variable compensation, the permitted use of the conditional capital shall be extended to include entitlements under share plans, in addition to option plans. The conditional capital shall be used to satisfy entitlements under existing and future share and option plans.

In order to allow for flexibility to manage UBS’s capital and to support its efforts to meet the capital build-up target under the new regulatory framework, it is also proposed to approve a limited increase in the number of shares available under the conditional capital to satisfy share awards. As a rule, the use of conditional capital to satisfy awards granted under option and share plans is the responsibility of the Board of Directors.

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Annual General Meeting of UBS AG  |  3 May 2012

Item 6

Amendments of the Articles of Association

6.1. Deletion of Article 37 of the Articles of Association

A. Motion

The Board of Directors proposes to delete Article 37 of the Articles of Association.

Article 37

Non-cash considerations

1The Corporation acquires Schweizerische Bankgesellschaft (SBG) in Zurich by merger through the capital increase of April 30 / May 19, 1998. Assets of CHF 426,820,619,609.52 and liabilities of CHF 408,302,595,203.66 pursuant to the merger balance sheet of September 30, 1997 shall be transferred by universal succession to the Corporation; the amount of the capital increase has been paid in accordance with the merger agreement. The shareholders of the company acquired receive 128,750,000 fully paid-up registered shares of the acquiring company each with a par value of CHF 20.

2The Corporation acquires Schweizerischer Bankverein (SBV) in Basel by merger through the capital increase of April 29 / May 18, 1998. Assets of CHF 352,252,889,332.69 and liabilities of CHF 338,770,039,294.46 pursuant to the merger balance sheet of September 30, 1997 shall be transferred by universal succession to the Corporation; the amount of the capital increase has been paid in accordance with the merger agreement. The shareholders of the company acquired receive 85,623,491 fully paid-up registered shares of the acquiring company each with a par value of CHF 20.

B. Explanation

Pursuant to Article 628 para. 4 of the Swiss Code of Obligations, provisions in the Articles of Association concerning contributions in kind or acquisitions of assets may be repealed by resolution of the annual general meeting after 10 years. Article 37 was entered into the Articles of Association in June 1998.

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6.2. Deletion of Article 38 of the Articles of Association

A. Motion

The Board of Directors proposes to delete Article 38 of the Articles of Association.

Article 38

Contribution in kind

The Corporation, in connection with the capital increase of 1 November 2000, is acquiring the totality of the shares of Paine Webber Group Inc. (New York, N.Y., USA) from existing shareholders of this listed company through the Corporation’s wholly owned subsidiary UBS Americas Inc. (Wilmington, Delaware, USA) by way of a triangular merger under the laws of the State of Delaware (USA). Under the terms of the merger agreement of 12 July 2000, the total consideration for these shares will take the form of a cash component of not more than USD 6,350,000,000 plus a share component of not more than 42,800,000 shares of UBS AG, i.e. (assuming an exchange rate of CHF / USD 1.80 and a price of CHF 250 per UBS share) CHF 22,130,000,000, and of not less than USD 5,520,000,000 plus not less than 37,150,000 shares of UBS AG, i.e. (based on the foregoing assumptions) CHF 19,223,500,000, this including the 12,000,000 shares resulting from the capital increase of 1 November 2000.

B. Explanation

Pursuant to Article 628 para. 4 of the Swiss Code of Obligations, provisions in the Articles of Association concerning contributions in kind or acquisitions of assets may be repealed by resolution of the annual general meeting after 10 years. Article 38 of the Articles of Association was approved by the Extraordinary General Meeting in September 2000 and entered into the Articles of Association based on the respective resolution by the Board of Directors on 30 October 2000.

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Annual General Meeting of UBS AG  |  3 May 2012

Notice to US persons:

The issuer may file a registration statement (including a prospectus) with the SEC for any offering of securities pursuant to the capital increases described herein. Before you invest in any such securities, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and such offering. You may get these documents, once filed, for free by visiting EDGAR on the SEC website at www.sec.gov. Our investor relations department would be happy to address any questions you may have. You may reach them at +41-44-234 4100 or, if you are calling from the United States of America, at +1-212-882 5734.

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UBS AG

P.O. Box, CH-8098 Zurich

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www.ubs.com

Review 2011

Our businesses in 2011

Contents

2	UBS 150 years: Looking back, looking forward

4	A trip through three centuries

12	Financial performance 2011

13	Our strategy

22	Wealth Management

27	Retail & Corporate

30	Wealth Management Americas

34	Global Asset Management

40	Investment Bank

45	Corporate Center

48	Our Board of Directors

50	Our Group Executive Board

52	Corporate responsibility

54	Information sources

This review is provided as a convenience to our investors, clients and other stakeholders who would like a brief overview of our business, strategy and 2011 performance. Please refer to UBS’s Annual Report 2011 for additional information. Details about how to obtain the Annual Report and other publicly available information about UBS, including the Annual Report on Form 20-F for the year ended 31 December 2011, are set out on page 54 of this review. The information contained in this review is not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document.

UBS 150 years: Looking

back, looking forward

Dear readers,

UBS has made progress in what has been a difficult and turbulent year. Throughout 2011, uncertain markets, low client activity and regulatory changes weighed heavily on our industry’s results. In addition, we experienced losses related to unauthorized trading in our Investment Bank.

Despite these challenging conditions, we achieved a net profit attributable to shareholders of CHF 4.2 billion and further strengthened our position as the best-capitalized bank in our peer group. Our funding and liquidity positions remained strong. Our asset-gathering businesses attracted healthy inflows of net new money. All of this is testament to what we value most: the trust that our clients place in our bank, and in our people.

The financial services industry is going through a paradigm shift and, as we proudly look back at 150 years of our history, it is time to build on our strong foundations to ensure continued success in the future. Over the last decades, two factors have been instrumental in shaping our bank: change on the one hand, and stability on the other.

We have grown from a small regional lender in 1862 to become a global financial institution today serving a broad array of private and institutional clients across the world. Historically, our predecessor institutions, Union Bank of Switzerland and Swiss Bank Corporation, were commercial banks operating mainly in Switzerland. They shared a similar vision: to become a world leader in wealth management, a successful global investment bank, and a top-tier global asset manager, while remaining a leading commercial and retail bank in our home market. Union Bank of Switzerland pursued these goals through a strategy of organic growth, while Swiss Bank Corporation grew through a combination of partnerships and acquisitions. Their merger in 1998 created the world-class institution we know today.

During the last 150 years there have been numerous ups and downs, many achievements as well as occasional setbacks, some of the more serious ones in recent times.

A successful organization has the strength to adapt and improve continuously. Throughout its history, UBS has proven that it possesses this quality. With our agility in bringing about change, and with our firm and solid roots, time and again we have managed to emerge even stronger. Now that our industry is transforming, once again our ability to prudently yet thoroughly renew ourselves will be tested.

How will we go about this? Change and stability – these are themes that will also shape our future course. Our industry is challenged, and rightly so. The only way to respond to this challenge is to change – change our strategy and our culture – and by doing so preserve stability. Our future strategic course has now been set: our wealth management businesses globally and our universal bank in Switzerland are central to our strategy. In order to serve the needs of our core wealth management clients, our Global Asset Management business and our Investment Bank must each be strong and successful in meeting the needs of their clients. Going forward, our Investment Bank will be less complex and less capital intensive. It will focus firmly on its corporate, institutional, sovereign, ultra high net worth, wealth management and other clients and will be an important partner to them. Only a competitive and successful Investment Bank will enable us to take our wealth management businesses to the next level.

However, given the requirement to build up more capital in the coming years, further steps will be needed to maximize efficiency and create value. This means we may have to change even more profoundly. Succeeding in this process will only be possible if we have a more consistent and stronger culture across the firm. This culture will be driven by our commitment to clients, by our determination to achieve excellence in everything we do, and by our constant efforts to deliver sustainable performance.

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Sergio P. Ermotti Group Chief Executive Officer and Kaspar Villiger Chairman of the Board of Directors

We should also embody a “We will not rest” attitude, always searching for better ways to do our work and serve our clients’ needs. At the same time, we have to be disciplined and accountable for what we do. More than ever before, we need to remember that the purpose of banks must be to enable clients to manage their financial needs. Our private clients seek investment advice in volatile markets to protect and increase their wealth. Institutional and corporate clients expect us to manage their risk exposures and help finance their businesses. Sovereign clients are under increased pressure to manage scarce resources in the most effective way. Only if we live up to these tasks and expectations, will we be of real value to our clients and the economy. So, as we change, what should we become?

For our clients, we want to be their first-choice service provider, offering them broad expertise and knowledge, flawless service and execution, and lasting relationships.

For our shareholders, we want to be their first-choice investment. We will strive to be transparent and consistent, demonstrate financial strength, and deliver stable, sustainable returns.

For our staff, we want to be their first-choice employer, attracting the best talents who put client needs first, exhibit a proactive attitude and always act in the best long-term interest of the firm.

At UBS, we are well positioned to achieve all of this. Much is still a vision, and as we move forward, we will measure our progress objectively. Our most important benchmark will be your trust and satisfaction.

Yours sincerely,

Kaspar Villiger	Sergio P. Ermotti
Chairman of the Board of Directors	Group Chief Executive Officer

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A trip through

three centuries

As UBS turns 150, we look back at the events that led to the making of a global financial services firm.

On June 25, 1862, 13 honorable Swiss merchants, politicians and industrialists founded the Bank in Winterthur with starting capital of five million francs. Private banks could no longer meet the demands of rapidly expanding Swiss industry, so new commercial banks arose to fill the need. UBS traces its roots to this era of Swiss growth, with its other major predecessor bank, Swiss Bank Corporation (SBC), coming into being a decade later through the initiative of six Basel private banks.

The history of US brokerage PaineWebber, acquired by UBS in 2000, extends back nearly as far, to 1880 – in fact 1879 via merger – and Boston, MA, while S. G. Warburg, the central pillar upon which today’s Investment Bank was built, commenced operations in London in 1946.

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The Bank in Winterthur thrived from the outset and by 1912 had merged with a St. Gallen savings and mortgage bank to create the Union Bank of Switzerland, which soon afterwards constructed its new Zurich main offices on Bahnhofstrasse, the Wall Street of Switzerland. For its part, SBC was busy co-financing the building of the Gotthard railway and Basel’s ascent as Switzerland’s center for the chemical industry.

The first half of the 20th century witnessed rapid economic expansion in industrialized nations and severe setbacks caused by two world wars. Though World War I ruined many European banks, it did not stop the rise of Union Bank and SBC, which benefited from international clients depositing their money in neutral, politically stable Switzerland.

In the US, Paine, Webber & Co., which had purchased a seat on the New York Stock Exchange in 1890, entered the investment banking business during the economic boom of the 1920s. The Wall Street Crash of 1929 and the Great Depression that followed hit the firm hard, but it survived to merge with another Boston-based brokerage in 1942. The new Paine, Webber, Jackson & Curtis operated 23 branch offices in the US.

Switzerland, emerging relatively unscathed from the Depression and World War II, developed into the world’s third most significant financial center, after New York and London. Union Bank and SBC acquired competitors and opened additional offices around the world. In 1967, Union Bank became Switzerland’s largest bank, and one of the strongest in Europe.

In London, the upstart S. G. Warburg and Co. bought Seligman Bros. in 1957 and grew into a leading City merchant bank over the next decade. Across the Atlantic, PaineWebber moved its headquarters from Boston to New York, went public in 1974, and made a series of acquisitions. By 1980 it had 161 branch offices in 42 states, as well as six offices in Asia and Europe.

The 1980s and ’90s saw financial market deregulation and globalization. Union Bank and SBC continued expanding their international wealth management businesses – offshore and onshore – and moved into investment banking. S. G. Warburg emerged from London’s Big Bang reforms as the preeminent UK-based M&A advisor, equity underwriter, and research house. In 1995 SBC bought the London firm and created the investment bank SBC Warburg, which two years later was renamed Warburg Dillon Read after the purchase of US investment bank Dillon, Read & Co.

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Then in 1998 came the major event leading to today’s UBS. On June 29, 1998, Union Bank and SBC merged to form UBS AG. Two years later the new Swiss giant acquired PaineWebber, which itself had snapped up Kidder, Peabody & Co. and become the fourth largest private client firm in the US.

The PaineWebber purchase increased the number of UBS employees to 71,076 and the firm’s equity capital to nearly 45 billion francs. It also made UBS the world’s largest asset manager.

UBS grew steadily at the start of the new millennium, enjoying the most successful year in its history in 2006. However, a year later the global financial crisis erupted. Between the third quarter of 2007 and the fourth quarter of

2009, UBS made considerable write-downs and received support from the Swiss National Bank and the Swiss Confederation. In the US, the bank was sued for cross-border business violations but reached a conclusive settlement with US authorities.

New management responded to the setbacks by reducing debt and increasing the bank’s capital strength to meet enhanced regulatory requirements, and adopted other measures to equip itself for the post-crisis market environment. Despite the challenges it faces, UBS is confident of its prospects, even with further changes looming for the financial sector.

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Our financial performance

and strategy

Financial performance 2011

For the financial year 2011 we report a net profit attributable to UBS shareholders of CHF 4.2 billion and diluted earnings per share of CHF 1.08. During the year we strengthened our industry-leading capital position, with our Basel II tier 1 capital ratio increasing significantly to 19.6% from 17.8%, and our Basel 2.5 tier 1 capital ratio rising to 15.9%. We attracted significant net new money inflows despite the challenging operating environment, recording combined net inflows in our wealth- and asset- gathering businesses of almost CHF 40 billion. We have also made progress in reducing both risk-weighted assets and costs and, taking into account the challenges we faced, the performance of our businesses gives us great confidence in the firm’s future. We are therefore proposing to pay a dividend8 to our shareholders for the financial year 2011 of CHF 0.10 per share, subject to shareholder approval at our Annual General Meeting of Shareholders (AGM) in May.

The 2011 results and the balance sheet in the Annual Report 2011 differ from those presented in our fourth quarter 2011 report issued on 7 February 2012. The net impact of adjustments made subsequent to the publication of the unaudited fourth quarter 2011 financial report on net profit attributable to UBS shareholders was a loss of CHF 74 million, which decreased basic and diluted earnings per share by CHF 0.02.
g

Refer to the “Certain items affecting our results in 2011” sidebar in the “Group results” section and to “Note 32 Events after the reporting period” in the “Financial information” section of the Annual Report 2011 for more information

UBS key figures
	As of or for the year ended
CHF million, except where indicated	31.12.11	31.12.10	31.12.09

Group results
Operating income	27,788	31,994	22,601
Operating expenses	22,439	24,539	25,162
Operating profit from continuing operations before tax	5,350	7,455	(2,561)
Net profit attributable to UBS shareholders	4,159	7,534	(2,736)
Diluted earnings per share (CHF)[1]	1.08	1.96	(0.75)

Key performance indicators, balance sheet and capital management[2]
Performance
Return on equity (RoE) (%)	8.5	16.7	(7.8)
Return on risk-weighted assets, Basel II, gross (%)	13.7	15.5	9.9
Return on assets, gross (%)	2.1	2.3	1.5
Growth
Net profit growth (%)[3]	(44.8)	N/A	N/A
Net new money (CHF billion)[4]	42.4	(14.3)	(147.3)
Efficiency
Cost / income ratio (%)	80.5	76.5	103.0
Capital strength
BIS tier 1 ratio, Basel 2.5 (%)[5]	15.9
BIS tier 1 ratio, Basel II (%)[5]	19.6	17.8	15.4
FINMA leverage ratio (%)[6]	5.4	4.4	3.9
Balance sheet and capital management
Total assets	1,419,162	1,317,247	1,340,538
Equity attributable to UBS shareholders	53,447	46,820	41,013
Total book value per share (CHF)[6]	14.26	12.35	11.65
Tangible book value per share (CHF)[6]	11.68	9.76	8.52
BIS total ratio, Basel 2.5 (%)[5]	17.2
BIS total ratio, Basel II (%)[5]	21.6	20.4	19.8
BIS risk-weighted assets, Basel 2.5[5]	240,962
BIS risk-weighted assets, Basel II5	198,494	198,875	206,525
BIS tier 1 capital, Basel 2.5[5]	38,370
BIS tier 1 capital, Basel II5	38,980	35,323	31,798

Additional information
Invested assets (CHF billion)	2,167	2,152	2,233
Personnel (full-time equivalents)	64,820	64,617	65,233
Market capitalization[7]	42,843	58,803	57,108

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of the Annual Report 2011 for more information.    2 For the definitions of our key performance indicators, refer to the “Measurement of performance” section of the Annual Report 2011.    3 Not meaningful and not included if either the reporting period or the comparison period is a loss period.    4 Excludes interest and dividend income.    5 Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010 and 31 December 2009. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of the Annual Report 2011 for more information.    6 Refer to the “Capital management” section of the Annual Report 2011 for more information.    7 Refer to the appendix “UBS registered shares” of the Annual Report 2011 for more information.    8 The term “dividend” is used throughout the Annual Report 2011, notwithstanding that for Swiss tax purposes the distribution is characterized as a payment from capital contribution reserves. Refer to the “Statement of appropriation of retained earnings” of the Parent Bank in the “Financial information” section of the Annual Report 2011 for more information.

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Our strategy

UBS is a client-focused financial services firm that aims to provide superior financial advice and solutions to clients. Our strategy is shaped by our commitment to deliver attractive and sustainable risk-adjusted returns and takes into account the changing business environment and more stringent capital regulatory requirements. We believe the successful execution of this strategy will enable us to implement a progressive capital returns policy starting with the dividend of CHF 0.10 per share we propose to pay to our shareholders for the financial year 2011.

At our Investor Day in November 2011, we provided a comprehensive update on our strategic plans, which center on our preeminent wealth management businesses and our universal bank in Switzerland supported by our Global Asset Management business and the Investment Bank. Our strategy builds on the strengths of all of these businesses, and at the same time targets a significant reduction in risk-weighted assets and improvements to our strong capital position. At the end of 2011, our Basel 2.5 capital ratio was one of the highest in the industry at 15.9%, and our Basel III pro forma common equity ratio, calculated on the phased-in basis that will become applicable as of January 2013, stood at an estimated 10.8%1. We will build on this strength as well as on our stable funding and sound liquidity positions by capitalizing on the complementary capabilities of all our businesses to generate more sustainable returns. This requires us to make changes to our risk profile and to focus and simplify some aspects of our Investment Bank. In line with our desire to reduce complexity and drive high-quality risk-adjusted returns, we aim to reduce risk-weighted assets. To facilitate this objective and as announced during our Investor Day in November 2011, we transferred a portfolio of legacy assets from the Investment Bank to the Corporate Center. By 2016, we aim to reduce risk-weighted assets in the Investment Bank and in the legacy portfolio together by 50% from 30 September 2011 levels calculated on a pro forma Basel III basis.	Since the last financial crisis, we have turned around the performance of Wealth Management and Wealth Management Americas. When adjusted for restructuring costs, the gain made on the sale of our strategic investment portfolio in 2011 and a provision related to an arbitration matter in 2010, our wealth management businesses increased their 2011 aggregate profits by 19% to CHF 2.9 billion despite challenging market conditions. This progress also led to increased confidence amongst our clients and we recorded combined net new money of CHF 35.6 billion compared with net outflows of CHF 18.2 billion in 2010. Combined invested assets increased by CHF 2 billion to CHF 1,459 billion. Improved profitability and our ability to attract new assets have enabled us both to retain and recruit high-quality advisors, as evidenced in particular by the significant reduction in advisor attrition rates in our Wealth Management Americas business. We remain committed to our home market and to growing the profitability of our leading Retail & Corporate business, which is critical to the Group in terms of both revenue and profitability, as well as delivering growth

1 Our pro forma Basel III risk-weighted assets calculation is a combination of the existing Basel 2.5 risk-weighted assets, a revised treatment for securitization exposures which applies a fixed risk weighting, as well as several new capital charges which require the development of new models and calculation engines. Our pro forma Basel III risk-weighted assets are based on estimates of the impact of these new capital charges, and will be refined as we progress with our implementation of the new models and associated systems.

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to other businesses. The more stringent Basel III capital and liquidity requirements are likely to lead to increased competition for both secured funding and deposits as a stable source of funding, and to higher funding costs. Our solid funding position, derived from our wealth management businesses and our Retail & Corporate business, as well as the stable earnings generated by our Retail & Corporate business, reinforces our financial position further. Our strategy centers on these businesses and we are committed to building on the progress we have made in the last few years.

Our strategy puts our clients at the center of everything we do and close collaboration between our businesses allows us to deliver the very best of UBS to them. Today, our clients benefit from the comprehensive range of complementary capabilities offered by the Group as a whole. While collaboration has always been part of our corporate ethos, we believe there are further benefits to be delivered both for our clients and our shareholders. As a key part of this, the Investment Bank will work more closely with UBS’s wealth management businesses and increase its emphasis on the execution, advisory and research capabilities it provides to wealth management clients.

The Investment Bank is critical to the success of our wealth management businesses and the Group as a whole. The complementary needs of clients of the Investment Bank and of our wealth management businesses means we can maximize value for them and for the firm. Making connections between clients, markets and ideas is the essence of value creation, and these connections between private wealth and wholesale markets are especially close in areas where we already have a strong presence, such as the Asia Pacific region. There, for example, we have the strongest combination of wealth management and investment banking businesses and through closer collaboration we can build further on our leading position. However, new regulations require us to build and improve the quality of our capital base, and so we are adjusting our Investment Bank to make it simpler, more focused, less capital-intensive and able to deliver improved risk-adjusted returns. We will build on its strengths in equities, foreign exchange and advisory, while shaping the business in favor of the products and services that our clients demand, that offer the best growth opportunities and that are less capital-intensive.

We will continue to invest in key geographies and products where we identify opportunities across the Group. In practice, this means that our Wealth Management business will work to strengthen its industry-leading positioning, while accelerating development within growth markets. Our Wealth Management Americas business will continue with its strategic banking initiatives, including its mortgage

We are building on the strengths of all our businesses

Investment Bank	Wealth Management Wealth Management Americas	Retail & Corporate	Global Asset Management

–    Consistently top-ranked research house[1]

–    Top 3 global equities house[2]

–    Top 3 overall FX market share[3] consistently since 2005, #1 FX house 2011[4]

–    Best equity derivatives house in Asia[5]

–    Top 3 in structured credit in the first half of 2011[6]

–    Strong global footprint: consistently among top 3 in APAC IBD, rated #1 pan-European brokerage firm and a leading Australian franchise

–    World’s leading HNW and UHNW wealth manager: CHF 1.5 trillion of invested assets

–    Unrivalled in scope, reach and client mix

–    Strong footprint in all major financial centers

–    WM: among industry-leading cost / income ratios, significant increase in return on assets since 2009

–    WMA: highest financial advisor productivity and invested assets per financial advisor among main US peers

–    Leading retail and corporate business in Switzerland

–    Driver of growth in Wealth Management, Global Asset Management and the Investment Bank

–    Continued to attract strong deposit inflows

–    Inherently stable business with strong cash flow generation

–    Full-year 2011 pre-tax profit CHF 1.9 billion

–    Invested assets: CHF 574 billion, of which 66% from third-party channels

–    Full-year 2011 third-party net new money inflows of over CHF 12 billion

–    Well diversified across investment capabilities, regions and distribution channels

–    Successful alternatives platform, including our real estate[7] and fund of hedge funds[8] businesses, both ranked #2 globally

1 Institutional Investor, 2011.    2 UBS estimates based on companies reporting of 31.12.2011 YTD revenues.    3 Euromoney FX Poll (2005–2011).    4 Risk Magazine, September 2011.    5 Risk – Structured Products Awards, 2011.    6 Coalition, November 2011.    7 Pensions & Investments, October 2011.    8 InvestHedge, September 2011.

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lending initiatives, to ensure continued growth in balances coming from credit lines to our target high net worth and ultra high net worth client base. It will also sharpen the focus on “delivering the bank”, as we aim to become the provider of choice for companies, their employees and families for all their wealth management needs. Our Retail & Corporate business will further enhance the range of life cycle products and services we offer our clients, while capitalizing on additional growth opportunities in advisory and execution. Our Global Asset Management business will expand its alternatives platform further and invest in fast-growing passive capabilities, while continuing to grow its third-party wholesale business. Finally, the Investment Bank will work to service our core clients competitively, optimize capital allocation and reduce risk-weighted assets in core businesses with the goal of delivering attractive and sustainable risk-adjusted returns.

Capital strength remains the foundation for our success and we will continue to build capital to achieve our targeted Basel III tier 1 common equity ratio of 13%. This target is above the regulatory requirements for both the Swiss Financial Market Supervisory Authority (FINMA) and the Basel Committee on Banking Supervision and we believe this will provide even greater comfort to our clients and increase confidence further in the firm as a whole. We have built a strong track record both in balance sheet and legacy asset reductions. Over the past few years, we have successfully reduced our balance sheet and legacy positions: compared with the end of 2008, our balance sheet is over half a trillion Swiss francs smaller and our Basel II risk-weighted assets are approximately 35% lower. We have achieved significant reductions in legacy positions in the Investment Bank since the end of 2008. We will continue to reduce risk by exiting or shrinking businesses within our Investment Bank that deliver unattractive returns relative to their capital consumption, particularly in our fixed income, currencies and commodities operations.

Vigilance on costs remains paramount in an industry undergoing fundamental change, and since the financial crisis of 2007–2009 we have successfully reduced expenses, with costs for 2011 around 20% below 2008 levels. As concerns mounted around issues in the eurozone and the US during 2011, we took further action to prepare our cost base for more challenging market conditions. In August 2011, we announced a CHF 2 billion cost reduction program. We have already seen some benefits as a result of these measures, and we expect more of the benefits to become apparent in our results over coming quarters. Given the cost reductions we have implemented and announced, scope for further material tactical cuts is limited. Thus we are focused on making strategic changes which go to the heart of our organization’s structure and design. While we believe these changes will be adequate to resize our cost base to the current environment and to meet our financial targets, we will monitor markets actively and, if conditions deteriorate materially, we will take further action.

Our reputation remains our most valuable asset, and retaining the trust and confidence of all our stakeholders is critical to the long-term success of UBS. We have set ourselves the key strategic objective of strengthening our operational risk framework to ensure that all of our employees, at every level of the

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organization, pay even greater attention to safeguarding and reinforcing our reputation. As a first step, we are enhancing our performance management processes to ensure operational risk has a stronger weighting in the assessment of individuals, teams and business performance. This assessment will be fundamental to the success, compensation and career prospects of all UBS employees.

We are confident that our focus, placing our clients at the center of everything we do, increasing collaboration across the firm, continuing to reduce risk-weighted assets and build capital, while remaining vigilant on costs, constitutes the right strategy to enable us to deliver sustainable earnings and increasingly attractive capital returns to our shareholders.

The strategic priorities for our businesses

Our strategy centers on our Wealth Management and Wealth Management Americas businesses and our universal bank in Switzerland supported by our Global Asset Management business and the Investment Bank.

Wealth management is a growth business area with attractive profit margins and high barriers to entry in many markets. Our preeminent Wealth Management business has a strong global footprint in all major financial centers, making it ideally placed to take advantage of these conditions and the opportunities they present. Wealth Management Americas is a client-focused and advisor-centric business. We believe the long-term growth prospects of the wealth management business are attractive in the Americas, with the high net worth and ultra high net worth markets expected to be the fastest growing segments in terms of invested assets.

Our strategy for Wealth Management builds on the considerable progress we have made and aims to extend our industry-leading position. We plan to achieve this through a combination of targeted investments and the expansion of client advisor capabilities in markets we believe present attractive growth opportunities. We aim to increase efficiency by consolidating our on- and offshore European businesses to reflect the convergence of client needs in this market, and we will focus our investment in regions with the highest potential for growth, particularly Asia Pacific and the emerging markets where

UBS Switzerland

UBS is the largest and strongest universal bank in Switzerland. Switzerland is the only country where we operate in retail, corporate and institutional banking, wealth and asset management as well as investment banking. Our strong position in the Swiss home market is crucial to sustain our global brand and further grow our global core business. We are fully committed to our home market, and by building on our 150 years of banking heritage, UBS Switzerland maintains a leading position in all five business areas. With approximately 300 branches and 4,700 client-facing staff, we are able to reach approximately 80% of Swiss wealth, one in three households, one in every three wealthy individuals and almost half of all Swiss companies.

We strive to be the leading bank in Switzerland with regard to client satisfaction, employee engagement and sustainable profitability. UBS Switzerland’s unique universal bank model is central to our success. Our dedicated Swiss management team has representatives from all five business areas, and ensures a uniform approach to the market when offering our full range of banking products, expertise and services. Our cross-divisional management approach allows us to utilize efficiently our existing resources, promotes cross-divisional thinking and enables seamless collaboration across all business areas. As a result, we are in a unique position to efficiently serve our clients with a comprehensive range of banking products and services to fit their needs. We are able to differentiate ourselves through leveraging our strengths across all segments while ensuring stability and continuity throughout the client’s life cycle. Our universal bank model has proven itself to be highly effective in Switzerland and provides a substantial part of the Group’s revenues.

Given the strength of the economy and stable political environment in Switzerland, the country remains an attractive and growing financial market. This inherent stability and growth has been the basis for our success and the constant contribution from UBS Switzerland to the Group financial performance. Thanks to our universal bank model, vast client base and branch network, we are well-positioned to capture future market growth and strengthen our leading position in our home market.

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we expect to see the fastest market growth in the global ultra high net worth and high net worth client segments. We also aim to enhance the business’s gross margin through pricing initiatives and increasing lending opportunities. Our transformation from a traditional private bank into a more dynamic investment manager with strong advisory capabilities will help to meet our clients’ needs whatever the market environment. Our clients will continue to benefit from the access our Investment Bank gives them to execution, capital markets, investment insight and research, as well as advisory and other capabilities.

In Wealth Management Americas we remain committed to our client-focused and advisor-centric strategy. We will build on our achievements by continuing to focus on delivering advice-based solutions and by seeking to capture more banking and lending opportunities in the high net worth and ultra high net worth client segments through our unique position in the market and our force of high-quality financial advisors. We will bolster our financial advisors’ productivity through increased training and platform enhancements, and work to strengthen our partnership with the Investment Bank further. We believe we are uniquely positioned to serve high net worth and ultra high net worth investors in the world’s largest wealth market. We are large enough to be relevant, but small enough to be nimble, enabling us to combine the advantages of both large and boutique wealth managers. We aim to differentiate ourselves from competitors by being a trusted and leading provider of financial advice and solutions to our clients by enabling our financial advisors to leverage the full resources of UBS, including unique access to wealth management research and global solutions from our asset-gathering businesses and the Investment Bank.

Our leading Retail & Corporate business constitutes a central building block for the universal bank model in Switzerland and is critical to the Group in terms of both revenue and profitability, as well as delivering growth to other businesses. Our goal is to deliver value-added services that make us the bank of choice for retail clients. We will continue to refine our suite of life cycle-based offerings which provide our clients with products and dedicated services to fulfill their evolving needs. Through systematic and consistent sales management, we will continue to ensure an efficient and seamless sales process. We will continue to put our clients first by investing in our branches and electronic channels, using technology to complement, rather than replace, our traditional branch network.

Our diversity and size puts us in a unique position to serve all our clients’ complex financial needs. We aim to be the main bank of Swiss corporate and institutional clients ranging from small- and medium-size enterprises to multinationals, and from pension funds and commodity

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traders to banks and insurers. We strive to further expand and leverage our transaction banking capabilities and increase our presence and grow in the commodities trade finance business. Combining the universal bank approach with our local market expertise will enable us to provide access to all UBS capabilities, while generating opportunities to cross-sell and increase referrals. Achieving these goals for the business will allow the firm to continue to benefit from the advantages this success brings to our global brand in general and to our leading wealth management business in particular.

We have shaped our Global Asset Management strategy according to the changing needs of clients by developing a diversified business model across investment capabilities, regions and distribution channels. The diversification of our business places us in a good position to benefit from shifting market dynamics and provides a solid foundation for capturing industry growth opportunities.

With long-term performance as our focus, we will work closely with clients in pursuit of their investment goals. In particular, we are continuing to expand our strong third-party institutional business both in developed and emerging markets; while expanding third-party wholesale distribution in the Americas and Europe, building on our strengths in areas including Asia Pacific and Switzerland. We also remain committed to delivering distinctive products and solutions to the clients of

UBS’s wealth management businesses. We aim to expand our successful alternatives platform, building on our established positions in real estate and fund of hedge fund businesses, and invest in our fast-growing passive capabilities, including exchange-traded funds and strategies tracking non-standard indices.

The Investment Bank is critical to the success of UBS, and its strategy is built on the principles of client relevance, capital efficiency and close collaboration with our Wealth Management and Wealth Management Americas businesses. The business is focused firmly on meeting the needs of our corporate, institutional, sovereign, ultra high net worth, wealth management and other clients while adapting to more stringent capital requirements. Having a competitive and successful Investment Bank is critical to the success of our wealth management businesses. To achieve this

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we will build on our current strengths in providing flow, solutions and advisory services. We aim to grow our leading equities franchise through targeted technology investments and to reshape our fixed income, currencies and commodities business to materially reduce its level of risk and capital consumption and to make the business more client-focused. We also aim to increase market share in our investment banking department and global capital markets businesses by leveraging our client relationships and global footprint further. To ensure we are able to deliver effectively, we will be highly disciplined in executing, trading, actively managing our portfolio and using our resources to the best possible advantage. To support our goal of becoming more focused and less complex while taking on less risk, we will continue with our efforts to increase our capital efficiency and to actively reduce risk-weighted assets. We will do this by optimizing our business mix in favor of products and services that have the highest relevance to clients, offer the best growth opportunities and are less capital-intensive.

Reducing risk and building capital

We benefit from a strong liquidity position as measured under the proposed Basel III guidelines, and our mix of funding sources is stable and well diversified by market, product and currency, with client deposits providing the single largest source of funding for the firm. Our capital strength is the foundation for the future success of our businesses and today our Basel 2.5 capital ratio is one of the highest in the industry. We will continue derisking our balance sheet and building our capital base to ensure we remain among the world’s best-capitalized banks under Basel III.

Our strategic imperative to achieve our targets for Basel III capital ratios requires a rapid and prudent reduction of risk deployed in our Investment Bank and in the legacy portfolio in the Corporate Center. We intend to reduce the Group’s Basel III risk-weighted assets by a third with a targeted reduction of risk-weighted assets in the Investment Bank and the legacy portfolio of around half by 2016. These plans to improve capital efficiency in the Investment Bank involve a reduction in risk-weighted assets in our core businesses of approximately 35% and a reduction of around 90% in

19

legacy risk-weighted assets by 2016. We will continue to invest in growth businesses where we have strong market positions and in areas critical to the success of the Group as a whole.

Measuring our performance

To track our progress in executing our strategy, we have established annual target performance ranges for each of our business divisions and for the Group as a whole. These ranges focus on the key performance metrics of growth, profitability and efficiency. We believe these are the appropriate metrics against which to judge our future success. While any target framework will naturally be subject to the vagaries of the market, we believe these ranges are realistic and achievable on an annual basis over the next five years. As we have previously stated, we have taken 2013 as the starting point for the Group’s return on equity target and the Investment Bank’s return on attributed equity target, because 2012 will be a year of transition for the Investment Bank in which we will focus on reducing risk-weighted assets in the business. The target performance ranges for all other business divisions apply from 2012. Achieving these divisional targets should enable the Group to deliver a return on equity of 12–17% starting in 2013 and a cost / income ratio of 65–75%.

20

Our businesses

Wealth Management

Headquartered in Switzerland, with a presence in over 40 countries, Wealth Management provides wealthy private clients with financial advice, products and tools to fit their individual needs.

Business unit reporting

	As of or for the year ended				% change from
CHF million, except where indicated	31.12.11		31.12.10	31.12.09	31.12.10
Net interest income	1,968		1,737	1,853	13
Net fee and commission income	4,363		4,964	5,137	(12)
Net trading income	878		647	625	36
Other income	425	[1]	(3)	(189)
Income	7,634	[1]	7,345	7,427	4
Credit loss (expense) / recovery	11		11	45	0
Total operating income	7,645	[1]	7,356	7,471	4
Personnel expenses	3,258		3,153	3,360	3
Non-personnel expenses	1,711		1,896	1,831	(10)
Total operating expenses	4,969	[2]	5,049	5,191	(2)
Business unit performance before tax	2,676	[1]	2,308	2,280	16
Additional information /Key performance indicators[3]
Net new money (CHF billion)[4]	23.5		(12.1)	(87.1)
Invested assets (CHF billion)	750		768	825	(2)
Gross margin on invested assets (bps)[5]	101		92	91	10
Personnel (full-time equivalents)	15,904		15,663	15,408	2

1 Includes revenues from the sale of our strategic investment portfolio: Wealth Management CHF 433 million, of which CHF 79 million relate to Swiss wealth management and CHF 354 million relate to International wealth management.    2 Operating expenses include restructuring charges of CHF 82 million. Refer to “Note 37 Reorganizations and disposals” in the “Financial information” section of the Annual Report 2011 for more information.    3 For the definitions of our key performance indicators, refer to the “Measurement of performance” section of the Annual Report 2011.    4 Excludes interest and dividend income.    5 Excludes any effect on profit or loss from a property fund (2011: loss of 22 million, 2010: loss of CHF 45 million, 2009: loss of CHF 155 million).

Business

Wealth Management delivers comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. With CHF 750 billion of invested assets at the end of 2011, we are one of the largest wealth managers in the world. Our clients benefit from the entire spectrum of UBS resources, ranging from asset management to estate planning and corporate finance advice, in addition to the specific wealth management products and services outlined below. An open product platform provides clients with access to a wide array of products from third-party providers that complement our own product lines.

Strategy and clients

Our goal is to be the bank of choice for wealthy individuals worldwide. We offer products and services to private clients, focusing in particular on the ultra high net worth (clients with investable assets of more than CHF 50 million) and high net worth client segments (clients with investable assets between CHF 2 million and CHF 50 million). In addition, we also provide wealth management solutions, products and services to financial intermediaries.

We remain confident on the long-term growth prospects of our wealth management business, and we expect the wealth management market to grow twice as fast as the gross domestic product in all regions of the globe. From a client segment perspective, the global ultra high net worth market shows the highest growth potential, followed by the high net worth market. Our broad client base and strong global footprint put us in an excellent position to take advantage of the substantial growth opportunities this expected wealth creation presents. This applies in particular to Asia, Latin America, the Middle East and Central and Eastern Europe, the areas where we expect to see the fastest market growth based on economic development and entrepreneurial wealth creation. In the key onshore locations in which we are expanding, our Wealth Management business benefits from our established local Investment Bank and Global Asset Management business relationships.

We continue to build on our integrated client service model, bundling competencies across the Group to identify investment opportunities in all market conditions and tailor products to individual client needs. We intend to increase our client advisor base to about 4,700 advisors in the medium term, with a particular emphasis on the emerging markets and Asia Pacific growth regions. Our global booking centers give us a strong local presence that enables us to book client assets in multiple locations. In an increasingly complex regulatory environment, we aim to differentiate ourselves from competitors through our sophisticated and robust compliance framework. In our pursuit of the highest possible levels of compliance, we make ongoing investments to optimize our risk management processes and conduct extensive employee training. We strive to adapt quickly to changes to regulatory and suitability requirements in every region, drawing on our local know-how and experience.

In Asia Pacific, we continue to focus on Hong Kong and Singapore, the leading financial centers in the region, as well as on selective presences in the major onshore markets. Today, we are present in seven markets and have already established sizeable businesses in several onshore locations such as Japan and Taiwan. We continue to invest in our local presences in China and India to capture long-term growth opportunities.

In the emerging markets, we are focusing on the Middle East, Latin America, as well as Central and Eastern Europe, and we already have local presences in more than 20 countries. As the majority of our clients from emerging markets prefer to book their assets in established financial centers, we are strengthening our emerging markets coverage through our booking centers in the US, the UK and Switzerland. We will continue to expand our local presence where appropriate, for example, through the establishment of new advisory offices, such as the one recently opened in Israel.

In Europe, our growth ambition is underpinned by an established European footprint in all major booking centers and a broad franchise. We are combining the management of our European offshore and onshore businesses to reflect the converging needs of clients in the region. This reorganization enables us to leverage our extensive Swiss product offering, while creating economies of scale and helping us to deal more efficiently with increased regulatory requirements.

In Switzerland, our wealth management operations’ close collaboration with our leading retail, corporate, asset management and investment banking businesses gives us the foundation to grow market share in our Wealth Management franchise, and provides our clients access to investment insight and research, products, capital markets and execution as well as to advisory and other capabilities. Our extensive branch network, including over 100 wealth management offices, fosters referrals from the Swiss corporate and retail client base as well as retail clients’ development to our wealth management operations as their wealth increases.

We aim to build on our position as market leader in the ultra high net worth segment, which we regard as having considerable growth potential, by continuously enhancing our service and product offering. We have, for example, recently introduced a new product group in our philanthropy offering called “Impact Investing”, which aims to make measurable, positive social and environmental impacts at the same time as generating financial returns for the investor. Moreover, to cover the needs of the largest 250 family offices worldwide, we have created the Global Family Office Group as a joint venture between Wealth Management and the Investment Bank. With its dedicated specialist teams from both Wealth Management and the Investment Bank, the Global Family Office Group delivers the full range of capabilities our integrated bank has to offer this highly sophisticated client group.

Our Global Financial Intermediaries (Global FIM) business serves approximately 1,700 asset managers. Based on defined business models, Global FIM supports financial intermediaries as a strategic business partner, offering professional investment advisory services and tailored solutions that enable them to advise their clients more effectively. Global FIM is represented in 11 Swiss locations and 14 international locations. We regard financial intermediaries as an attractive client segment offering high growth potential.

Organizational structure

Wealth Management is headquartered in Switzerland, with a presence in over 40 countries and approximately 200 wealth management and representative offices, half of which are outside Switzerland, mostly in Europe, Asia Pacific, Latin America and the Middle East. As of the end of 2011, Wealth Management employed roughly 16,000 people worldwide, of whom approximately 4,200 were client advisors. The Wealth Management business unit is governed by an executive committee and is primarily organized along regional lines with the business areas Asia Pacific, Europe, Global Emerging Markets, Switzerland and Global Ultra High Net Worth Clients. Our business is supported by a Chief Investment Officer and a global Investment Products & Services unit as well as central functions.

Competitors

Our major global competitors include Credit Suisse, Julius Bär, HSBC, Deutsche Bank, JP Morgan and Citigroup. In the European domestic markets, we primarily compete with the private banking operations of such large local banks as Barclays in the UK, Deutsche Bank in Germany and Unicredit in Italy. The private banking franchises of HSBC, Citigroup and Credit Suisse are our main competitors in Asia Pacific.

Products and services

As a global, integrated firm, UBS has the necessary expertise to identify appropriate investment opportunities for clients and the local presence to advise them in a timely manner. We provide our clients with the financial advice, products and tools that best fit their individual needs. We accommodate the individual needs of our clients by offering services across the full investment spectrum, from execution only to discretionary mandates. Clients who opt for a discretionary mandate delegate the management of their assets to a team of professional portfolio managers. Clients who prefer to be actively involved in the management of their assets can choose an advisory mandate, in which investment professionals provide analysis and monitoring of portfolios, together with tailor-made proposals to support investment decisions. Our clients can trade the full range of financial instruments from single securities, such as equities and bonds, to various investment funds, structured products and alternative investments. Additionally, we offer structured lending, corporate finance and wealth planning advice on client needs such as funding for education, inheritance and succession. For our ultra high net worth clients, we offer institutional-like servicing that provides special access to our Investment Bank and Global Asset Management offerings.

Financial markets have changed fundamentally over the last few years and are characterized by a high degree of uncertainty and volatility. In these difficult market conditions our clients have become increasingly focused on protecting their assets and expect strong advisory support for their investment decisions. We are, therefore, continuing to evolve our wealth management business model from a traditional private bank towards an investment manager with strong advisory capabilities. This implies active relationships between our highly qualified client advisors and their clients. Fast and focused communication, new investment ideas, access to growth markets and wealth protection are critical for our clients’ success. To this end, and with the ultimate goal of improving our clients’ investment performance, we have set up a new team under the leadership of our Chief Investment Officer that formulates our investment view by integrating the research and expertise of our investment specialists across all business divisions and from all around the globe. Based on this “UBS house view”, our client advisors actively and regularly inform our clients about our opinion on developments in the financial markets. Clients receive investment proposals directly related to our house view, as well as solutions for alternative scenarios should clients have diverging views on market trends.

Our Investment Products & Services unit ensures our offering is consistently adapted to market conditions by aligning our products with the investment views of our Chief Investment

Officer. Wealth Management also gives clients access to the knowledge, and product and service offerings from Global Asset Management and the Investment Bank, complemented by an open product platform providing access to a wide array of products from third-party providers. By aggregating private investment flows into institutional-size flows, we are in a position to offer our Wealth Management clients access to investments that would otherwise only be available to institutional clients.

Our integrated client service model allows client advisors to analyze their clients’ financial situation, and develop and implement systematic, tailored investment strategies. These strategies are regularly reviewed and based on individual client profiles, which comprise all important investment criteria such as a given client’s life cycle needs, risk appetite and performance expectations. We continuously train our client advisors and provide them with ongoing support to ensure they present the best solutions to our clients.

Retail & Corporate

As the leading retail and corporate banking business in Switzerland, our goal is to deliver comprehensive financial products and services to our retail, corporate and institutional clients, provide stable and substantial profits for the Group and create revenue opportunities for other businesses within the Group.

Business unit reporting

	As of or for the year ended				% change from
CHF million, except where indicated	31.12.11		31.12.10	31.12.09	31.12.10
Net interest income	2,328		2,422	2,681	(4)
Net fee and commission income	1,175		1,178	1,121	0
Net trading income	333		249	194	34
Other income	350	[1]	97	100	261
Income	4,186	[1]	3,946	4,096	6
Credit loss (expense) / recovery	(101)		(76)	(178)	33
Total operating income	4,085	[1]	3,870	3,918	6
Personnel expenses	1,666		1,625	1,836	3
Non-personnel expenses	500		473	453	6
Total operating expenses	2,166	[2]	2,098	2,289	3
Business unit performance before tax	1,919	[1]	1,772	1,629	8
Additional information /Key performance indicators[3]
Impaired loans portfolio as a % of total loans portfolio, gross (%)[4]	0.7		0.9	1.1
Invested assets (CHF billion)	134		136	135	(1)
Client assets (CHF billion)	848		879	840	(4)
Personnel (full-time equivalents)	11,430		12,089	12,140	(5)

1 Includes revenues from the sale of our strategic investment portfolio of CHF 289 million.    2 Operating expenses include restructuring charges of CHF 32 million. Refer to “Note 37 Reorganizations and disposals” in the “Financial information” section of the Annual Report 2011 for more information.    3 For the definitions of our key performance indicators, refer to the “Measurement of performance” section of the Annual Report 2011.    4 Refer to the “Risk management and control” section of the Annual Report 2011 for more information on impairment ratios.

Business

Our Retail & Corporate business unit delivers comprehensive financial products and services to our retail, corporate and institutional clients in Switzerland, and maintains a leading position in these client segments. As shown in the “Business mix” chart, Retail & Corporate has generated stable profits which have contributed substantially to the overall financial performance of the Group. We are market leaders in the retail and corporate loan market in

Switzerland, with a highly collateralized lending portfolio of CHF 135 billion on 31 December 2011, as shown in the “Loans, gross” chart. This portfolio is managed for profitability rather than for market share.

Our Retail & Corporate unit constitutes a central building block for the universal bank model of UBS Switzerland. Retail & Corporate supports our other business divisions by referring clients to them and assisting retail clients to build their wealth to a level at which we can transfer them to our Wealth Management unit. Furthermore, Retail &

Corporate leverages the cross-selling potential of products and services provided by our asset-gathering and investment banking businesses. Together, these actions contribute strongly to our Group profitability. In addition, Retail & Corporate provides and pays for a substantial part of the Swiss infrastructure, including nearly 300 branches, and the Swiss banking product platform.

Strategy and clients

Our goal is to deliver value-added services that make us the bank of choice for retail clients in Switzerland. With a network of around 300 branches, 1,250 automated teller machines, self-service terminals and customer service centers, alongside e-banking and mobile banking, we serve one in three households in Switzerland. We are continuously refining our suite of life cycle-based offerings which provide our clients with products and dedicated services to fulfill their evolving needs. Through systematic and consistent sales management, we ensure an efficient and seamless sales process. In order to improve our clients’ experience of banking with us, we will continue to invest in our branches and electronic channels, using technology to complement, rather than replace, our traditional branch network.

Our size in Switzerland and the diversity of businesses we operate put us in a unique position to serve all our clients’ complex financial needs. We aim to be the main bank of corporate and institutional clients ranging from small- and medium-size enterprises to multinationals, and from pension funds and commodity traders to banks and insurers. We serve almost one in two Swiss companies, including more than 85% of the 1,000 largest Swiss corporations, as well as one in three pension funds in Switzerland, including 75 of the largest 100. We strive to further expand and leverage our transaction banking capabilities (e.g. payment and cash management services, custody solutions, trade and export finance). In addition, we plan to increase our presence and grow in the commodities trade finance business. Combining the universal bank approach with our local market expertise across all Swiss regions enables us to optimize our client service by providing access to all UBS capabilities while generating opportunities to cross-sell and increase referrals.

As the leading retail and corporate banking business in Switzerland, we understand the importance of our role in supporting the needs of our clients. In 2011, we initiated the necessary steps to hone and simplify our service commitments across the business, including streamlining our processes, reducing the administrative burden on our client advisors and enhancing their productivity without compromising our risk standards.

Organizational structure

The Retail & Corporate unit is a core element of UBS Switzerland’s universal bank delivery model, which allows us to extend the expertise of the entire bank to our Swiss retail, corporate and institutional clients.

To ensure consistent delivery throughout Switzerland, the Swiss network is organized into ten geographical regions. Dedicated management teams in the regions and in the branches derived from all business areas are responsible for executing the universal bank model, fostering cross-divisional collaboration and ensuring that the public and clients have a uniform experience based on a single corporate image and shared standards of service.

Competitors

In the Swiss retail banking business, our competitors are Credit Suisse, Raiffeisen, the cantonal banks and PostFinance, as well as other regional and local Swiss banks.

In the Swiss corporate and institutional business, our main competitors are Credit Suisse, the cantonal banks and foreign banks in Switzerland.

Products and services

Our retail clients have access to a life cycle-based, comprehensive offering including cash accounts, payments, savings and retirement solutions, investment fund products, residential mortgages, as well as life insurance and advisory services. These are tailored to clients’ individual needs and requirements. We provide financing solutions to our corporate clients, offering access to capital markets (equity and debt capital), syndicated and structured credit, private placements, leasing and traditional financing. Our transaction banking offers solutions for payments and cash management services, trade and export finance, receivable finance, as well as global custody solutions to institutional clients. Our close collaboration with the Investment Bank enables us to offer capital market products such as foreign exchange offerings, hedging strategies (currency, interest rates, and commodities) and trading (equities and fixed income, currencies and commodities), and to provide corporate finance advice in fields such as mid-market mergers and acquisitions, corporate succession planning and real estate. We also cater to the asset management needs of institutional clients by offering portfolio management mandates, strategy execution and fund distribution.

Wealth Management Americas

Wealth Management Americas provides advice-based relationships through its financial advisors, who deliver a fully integrated set of wealth management solutions designed to address the needs of high net worth and ultra high net worth individuals and families.

Business division reporting

	As of or for the year ended				% change from
CHF million, except where indicated	31.12.11		31.12.10	31.12.09	31.12.10
Net interest income	729		695	800	5
Net fee and commission income	4,018		4,244	3,948	(5)
Net trading income	450		570	763	(21)
Other income	103		56	36	84
Income	5,300		5,565	5,546	(5)
Credit loss (expense) / recovery	(6)		(1)	3	(500)
Total operating income	5,295		5,564	5,550	(5)
Personnel expenses	3,840		4,225	4,231	(9)
Non-personnel expenses	920		1,469	1,287	(37)
Total operating expenses	4,760	[1]	5,694	5,518	(16)
Business division performance before tax	534		(130)	32

Additional information /Key performance indicators[2]
Net new money (CHF billion)[3]	12.1		(6.1)	(11.6)
Net new money including interest and dividend income (CHF billion)[4]	30.4		13.0	8.7
Invested assets (CHF billion)	709		689	690	3
Gross margin on invested assets (bps)	79		80	81	(1)
Personnel (full-time equivalents)	16,207		16,330	16,925	(1)

1 Operating expenses include restructuring charges of CHF 10 million. Refer to “Note 37 Reorganizations and disposals” in the “Financial information” section of the Annual Report 2011 for more information.    2 For the definitions of our key performance indicators, refer to the “Measurement of performance” section of the Annual Report 2011.    3 Excludes interest and dividend income.    4 For purposes of comparison with a US peer.

Business

Wealth Management Americas is among the leading wealth managers in the Americas in terms of financial advisor productivity and invested assets, and includes the domestic US and Canadian businesses as well as international business booked in the US. On 31 December 2011, the business division had CHF 709 billion in invested assets.

Strategy and clients

Our goal is to be the best wealth management business in the Americas. In order to achieve this, we must continue to be both client-focused and advisor-centric. We deliver a fully integrated set of advice-based wealth management solutions and banking services through our financial advisors in key metropolitan markets to meet the needs of our target client segments: high net worth clients (USD 1 million to USD 10 million in investable assets) and ultra high net worth clients (more than USD 10 million in investable assets), while also serving the needs of the core affluent (USD 250,000 to USD 1 million in investable assets). We are committed to providing high-quality advice to our clients across all their financial needs by employing the best professionals in the industry, delivering the highest standard of execution, and running a streamlined and efficient business.

We believe we are uniquely positioned to serve high net worth and ultra high net worth investors in the world’s largest wealth market. With a network of almost 7,000 financial advisors and CHF 709 billion in invested assets, we are large enough to be relevant, but small enough to be nimble, enabling us to combine the advantages of both large and boutique wealth managers. We aim to differentiate ourselves from competitors and be a trusted and leading provider of financial advice and solutions to our clients by enabling our financial advisors to leverage the full resources of UBS, including unique access to wealth management research and global solutions from our asset-gathering businesses and the Investment Bank. These resources are augmented by our commitment to an open architecture and our partnerships with many of the world’s leading third-party institutions. Moreover, our wealth management offerings are complemented by banking, mortgage, and financing solutions that enable us to provide advice on both the asset and liability sides of our clients’ financial balance sheets.

We believe the long-term growth prospects of the wealth management business are attractive in the Americas, with high net worth and ultra high net worth expected to be the fastest growing segments in terms of invested assets in the region. In 2011, our strategy and focus led to an improvement in financial results, retention of high-quality financial advisors and net new money growth. Building on this progress, we aim for continued growth in our business by developing our financial advisors’ focus toward advice-based solutions, leveraging the global capabilities of UBS to clients by partnering with the Investment Bank and Global Asset Management, and delivering banking and lending services that complement our wealth management solutions. We also plan to continue investing in improved platforms and technology. We expect these efforts to enable us to achieve higher levels of client satisfaction, strengthen our client relationships, and lead to greater revenue productivity among our financial advisors and a more profitable business.

Organizational structure

Wealth Management Americas consists of branch networks in the US, Puerto Rico and Canada, with 6,967 financial advisors as of 31 December 2011. Most corporate and operational functions of the business division are located in the home office in Weehawken, New Jersey.

In the US and Puerto Rico, Wealth Management Americas operates through direct and indirect subsidiaries of UBS AG. Securities and operations activities are conducted primarily through two registered broker-dealers, UBS Financial Services Inc. and UBS Financial Services Incorporated of Puerto Rico. Our banking services in the US include those conducted through the UBS AG branches and UBS Bank USA, a federally regulated Utah bank, which provides Federal Deposit Insurance Corporation (FDIC)-insured deposit accounts, enhanced collateralized lending services and mortgages.

Canadian wealth management and banking operations are conducted through UBS Bank (Canada).

Significant business transfers in the past few years included the 2009 sales of 56 branches to Stifel, Nicolaus & Company, Incorporated and UBS’s Brazilian financial services business, UBS Pactual, to BTG Investments, LP.

Competitors

Wealth Management Americas competes with national full-service brokerage firms, domestic and global private banks, regional broker-dealers, independent broker-dealers, registered investment advisors, trust companies, and other financial services firms offering wealth management services to US and Canadian private clients, as well as foreign non-resident clients seeking wealth management services within the US. Our main competitors include the wealth management businesses of Bank of America, Morgan Stanley, and Wells Fargo.

Products and services

Wealth Management Americas offers clients a full array of solutions that focus on the individual financial needs of each client. Comprehensive planning supports clients through the various stages of their lives, including education funding, charitable giving, tax management strategies, estate strategies, insurance, retirement, and trusts and foundations with corresponding product offerings for each stage. Our advisors work closely with internal consultants in areas such as wealth planning, portfolio strategy, retirement and annuities, alternative investments, managed accounts, structured products, banking and lending, equities, and fixed income. Clients also benefit from our dedicated Wealth Management Research team, which provides research guidance to help support the clients’ investment decisions.

Our offerings are designed to meet a wide variety of investment objectives, including wealth accumulation and preservation, income generation and portfolio diversification. To address the full range of our clients’ financial needs, we also offer competitive lending and cash management services such as securities-backed lending, the resource management account, FDIC-insured deposits, mortgages and credit cards.

Additionally, our Corporate Employee Financial Services unit provides a comprehensive, personalized stock benefit plan and related services to many of the largest US corporations and their executives. For corporate and institutional clients, we offer a robust suite of solutions, including equity compensation, administration, investment consulting, defined benefit and contribution programs and cash management services.

Our clients can choose asset-based pricing, transaction-based pricing or a combination of both. Asset-based accounts have access to both discretionary and non-discretionary investment advisory programs. Non-discretionary advisory programs enable the client to maintain control over all account transactions, while clients with discretionary advisory programs direct investment professionals to manage a portfolio on their behalf. Depending on the type of discretionary program, the client can give investment discretion to a qualified financial advisor, a team of our investment professionals or a third-party investment manager. Separately, mutual fund advisory programs are also offered, whereby a financial advisor works with the client to create a diversified portfolio of mutual funds guided by a research-driven asset allocation framework.

For clients who favor individual securities, we offer a broad range of equity and fixed income instruments. In addition, qualified clients may take advantage of structured products and alternative investment offerings to complement their portfolio strategies.

All of these solutions are supported by a dedicated markets execution group. This group partners with the Investment Bank and Global Asset Management in order to access the resources of the entire firm as well as third-party investment banks and asset management firms.

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses well diversified across regions, capabilities and distribution channels. We serve third-party institutional and wholesale clients and the clients of UBS’s wealth management businesses with a broad range of investment capabilities and styles across all major traditional and alternative asset classes.

Business division reporting

	As of or for the year ended				% change from
CHF million, except where indicated	31.12.11		31.12.10	31.12.09	31.12.10
Net management fees[1]	1,704		1,918	1,904	(11)
Performance fees	99		141	233	(30)
Total operating income	1,803		2,058	2,137	(12)
Personnel expenses	955		1,096	996	(13)
Non-personnel expenses	420		446	702	(6)
Total operating expenses	1,375	[2]	1,542	1,698	(11)
Business division performance before tax	428		516	438	(17)

Additional information / Key performance indicators[3]
Total net new money (CHF billion)	4.3		1.8	(45.8)
Total invested assets (CHF billion)	574		559	583	3
Total gross margin on invested assets (bps)	33		36	37	(8)
Personnel (full-time equivalents)	3,750		3,481	3,471	8

1 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.    2 Operating expenses include restructuring charges of CHF 26 million. Refer to “Note 37 Reorganizations and disposals” in the “Financial information” section of the Annual Report 2011 for more information.    3 For the definitions of our key performance indicators, refer to the “Measurement of performance” section of the Annual Report 2011.

Business

Global Asset Management’s investment capabilities encompass equities, fixed income, currency, hedge funds, real estate, infrastructure and private equity. We also enable clients to invest in a combination of different asset classes through multi-asset strategies. Our fund services unit, a global fund administration business, provides professional services including legal fund set-up, accounting and reporting. Invested assets totaled CHF 574 billion and assets under administration were CHF 375 billion on 31 December 2011. Global

Asset Management is a leading fund house in Europe, the largest mutual fund manager in Switzerland and one of the largest fund of hedge funds and real estate investment managers in the world.

Strategy

With long-term performance as our focus, we work closely with clients in pursuit of their investment goals. In particular, we are continuing to expand our strong third-party institutional business both in developed and emerging markets while also expanding third-party wholesale distribution in the Americas and Europe, building on our strengths in this channel in Asia Pacific and Switzerland. We also remain committed to delivering distinctive products and solutions to the clients of UBS’s wealth management businesses.

In the highly volatile market environment, investors are increasingly looking for market-like returns (“beta”) from passive investments, complemented by higher potential returns (“alpha”) from higher-risk investments, including alternatives. In response to this, we continue to expand our successful alternatives platform, building on our established positions in real estate and fund of hedge funds businesses. In addition, we continue to invest in our fast-growing passive capabilities, including exchange-traded funds and strategies tracking non-standard indices.

The current environment and near-term outlook are characterized by market uncertainty, investor risk aversion and lower interest rates. In this environment, the diversification of our business places us in a good position to benefit from shifting market dynamics and provides a solid foundation for capturing industry growth opportunities.

The long-term outlook for the asset management industry remains strong, with three main drivers: (i) the financial crisis has reduced the assets of both the retired and the working population, creating a pressing need for increased savings rates; (ii) emerging markets will continue to drive growth in the mutual funds industry and retirement schemes in these markets; and (iii) as governments focus on reducing deficits, they will need to reduce support for benefits and pensions and will face increased pressure to privatize infrastructure assets.

Organizational structure

The “Business structure” chart shows the investment, distribution and support structure of the business division. We employ around 3,800 personnel in 26 countries, and have our principal offices in London, Chicago, Frankfurt, Hartford, Hong Kong, New York, Paris, Singapore, Sydney, Tokyo and Zurich. Global Asset Management operates through UBS AG or its subsidiaries.

Significant recent acquisitions, business transfers and other developments

In November 2011, investment management responsibility for a private equity fund of funds was transferred to Global Asset Management from Wealth Management & Swiss Bank.

In October 2011, Global Asset Management completed the acquisition of the ING Investment Management Limited business in Australia. This currently operates as a subsidiary of UBS Global Asset Management (Australia) Ltd and will be fully integrated during 2012.

In July 2011, the infrastructure and private equity fund of funds businesses were transferred from our alternative and quantitative investment area to our infrastructure investment area which, as a result, was renamed infrastructure and private equity.

In January 2011, investment management responsibility for a multi-manager alternative fund was transferred to Global Asset Management from Wealth Management & Swiss Bank.

In October 2010, UBS increased from 51.0% to 94.9% its holding in UBS Real Estate Kapitalanlagegesellschaft mbH (KAG), a Global Asset Management joint venture with Siemens in Munich, Germany.

In September 2010, investment management responsibility for Wealth Management Americas’ US hedge fund business was transferred to Global Asset Management’s alternative and quantitative investments area. A joint venture between the two business divisions aims to deliver attractive hedge fund and fund of hedge funds solutions to Wealth Management Americas’ clients.

Investment capabilities and services

Equities	Fixed income	Global investment solutions	Alternative and quantitative investments	Global real estate	Infrastructure and private equity	Fund services
Core / Value	Global	Global	Single-manager hedge funds	Global	Direct infrastructure investment	Fund / product set-up
Global	Country and regional	Country and regional		Country and regional		International distribution support
Country and regional	Money market	Asset allocation	Multi-manager hedge funds	Income, core, value-added and opportunistic strategies	Infrastructure fund of funds
Emerging markets	Short duration	Currency management			Private equity fund of funds	Fund / product administration
Thematic and SRI	Core and core plus	Return and risk targeted	Quantitative
Long / short	Sector specific	Structured portfolios	Active commodities, multi-manager	Multi-manager funds		Shareholder services
Opportunity / high alpha	Emerging markets	Risk management		Listed securities		Private labeling
Growth	High yield	Advisory services		Farmland		Reporting
Global	Indexed	Multi-manager				Ancillary services for fund of hedge funds
Country and regional	Unconstrained
Emerging markets	Customized solutions
Structured
Global and regional
Indexed
Enhanced Indexed
ETFs
Market neutral
Multi-strategy

In December 2009, the real estate investment management business of Wealth Management & Swiss Bank was transferred to Global Asset Management.

In September 2009, UBS completed the sale of its Brazilian financial services business, including its asset management business, UBS Pactual Asset Management.

Competitors

Our competitors include global firms with wide-ranging capabilities, such as Fidelity Investments, AllianceBernstein Investments, BlackRock, JP Morgan Asset Management and Goldman Sachs Asset Management. Most of our other competitors are more regional or local specialist niche players that focus mainly on one asset class, particularly in the real estate, hedge fund or infrastructure investment areas.

Clients and markets

Global Asset Management serves third-party institutional and wholesale clients, and the clients of UBS’s wealth management businesses. As shown in the chart of invested assets by channel, at 31 December 2011, approximately 66% of invested assets originated from third-party clients, including institutional clients (e.g. corporate and public pension plans, governments and their central banks) and wholesale clients (e.g. financial intermediaries and distribution partners). A further 34% originated from UBS’s wealth management businesses.

Products and services

Global Asset Management’s business lines are as follows: traditional investments (equities, fixed income and global investment solutions); alternative and quantitative investments; global real estate; infrastructure and private equity; and fund services. Revenues and key performance indicators are reported according to these business lines and a breakdown of invested assets by business line is shown in the chart.

The “Investment capabilities and services” chart illustrates our offering, which can be delivered in the form of segregated, pooled and advisory mandates, along with a range of more than 1,000 registered investment funds, exchange-traded funds and other investment vehicles in a wide variety of jurisdictions and across all major asset classes.

Equities offers a full spectrum of investment styles with varying risk and return objectives. It has three investment pillars with distinct strategies, including core / value (portfolios managed according to a price-to-intrinsic-value philosophy), growth (portfolios of quality growing companies that we believe to be undervalued in the market) and structured (strategies that employ proprietary analytics and quantitative methods, including passive).

Fixed income offers a diverse range of global, regional and local market-based investment strategies. Its capabilities include single-sector strategies such as government and corporate bond portfolios, multi-sector strategies such as core and core plus bond, and extended-sector strategies such as high-yield and emerging market debt. In addition to this suite of traditional fixed income offerings, the team also manages unconstrained fixed income, currency strategies and customized solutions.

Global investment solutions offers active asset allocation, currency, multi-manager, structured solutions, risk advisory and strategic investment advisory services. It manages a wide array of regional and global multi-asset investment strategies across the full investment universe and risk / return spectrum, structured portfolios, convertible bonds and absolute-return strategies. Through its risk management and strategic investment advisory services, it supports clients in a wide range of investment-related functions.

Alternative and quantitative investments has two primary business lines – Alternative Investment Solutions (AIS) and O’Connor. AIS offers a full spectrum of hedge fund solutions and advisory services including multi-manager strategies. O’Connor is a key provider of single-manager global hedge funds.

Global real estate actively manages real estate investments globally and regionally within Asia, Europe, Switzerland and the US, across the major real estate sectors. Its capabilities are focused on core and value-added strategies but also include other strategies across the risk / return spectrum. It offers direct and indirect investment, multi-manager and real estate securities strategies.

Infrastructure and private equity manages direct infrastructure investment and multi-manager infrastructure and private equity strategies for both institutional and high net worth investors. Infrastructure asset management manages direct investments in core infrastructure assets globally. Alternative Fund Advisory (AFA) infrastructure and AFA private equity construct broadly diversified fund of funds portfolios across the infrastructure and private equity asset classes, respectively.

Fund services, the global fund administration business, provides professional services, including legal set-up, reporting and accounting for retail and institutional investment funds, hedge funds and other alternative products.

Distribution

Our capabilities and services are distributed through our regional business structure (Americas, Asia Pacific, Europe and Switzerland) as detailed in the “Business structure” chart. A breakdown of invested assets across these regions is shown in the bar chart.

Through regional distribution, we are able to leverage the full resources of our global investment platforms and functions to provide clients with relevant investment management products and services, client servicing and reporting at a local level.

We also have a dedicated global sovereign markets group to deliver an integrated approach to this client segment and ensure that sovereign institutions receive the focused advisory, investment and training solutions they require.

Investment Bank

The Investment Bank provides a broad range of products and services in equities, fixed income, foreign exchange and commodities to corporate and institutional clients, sovereign and government bodies, financial intermediaries, alternative asset managers and UBS’s wealth management clients. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a broad range of securities. It provides financial solutions to a wide range of clients, and offers advisory and analytics services in all major capital markets.

Business division reporting

	As of or for the year ended						% change from
			Excluding unauthorized trading incident
CHF million, except where indicated	31.12.11	[1]	31.12.11	[2]	31.12.10	31.12.09	31.12.10
Investment banking	1,371				2,414	2,466	(43)
Securities	7,969				10,144	4,390	(21)
Equities	3,698				4,469	4,937	(17)
Fixed income, currencies and commodities	4,271				5,675	(547)	(25)
Total income	9,340				12,558	6,856	(26)
Credit loss (expense) / recovery[3]	12				0	(1,698)
Total operating income excluding own credit and unauthorized trading incident	9,352				12,558	5,158	(26)
Own credit[4]	1,537				(548)	(2,023)
Total operating income excluding unauthorized trading incident	10,889		10,889
Unauthorized trading incident	(1,849)
Total operating income as reported	9,040				12,010	3,135	(25)
Personnel expenses	5,801				6,743	5,568	(14)
Non-personnel expenses	3,085				3,070	3,648	0
Total operating expenses	8,886	[5]	8,886		9,813	9,216	(9)
Business division performance before tax	154		2,003		2,197	(6,081)	(93)

Additional information / Key performance indicators[6]
Total assets (CHF billion)[7]	1,073.6				966.9	992.0	11
BIS risk-weighted assets, Basel 2.5 (CHF billion)[8]	155.7		145.6		N/A	N/A	N/A
Average VaR (1-day, 95% confidence, 5 years of historical data)	75		N/A		56	55	34
Personnel (full-time equivalents)	17,256				16,860	15,666	2

1 Income and expenses related to the SNB StabFund investment management team, who are employed by UBS, were transferred from the Investment Bank to the Corporate Center in 2011. The impact on performance from continuing operations before tax is not material in the current or any prior period. Comparative prior periods have not been adjusted.    2 Excludes the impact from the unauthorized trading incident of CHF 1,849 million in the income statement, and its risk-weighted assets impact of CHF 10.1 billion on a Basel 2.5 basis.    3 Includes credit loss (expense) / recovery on reclassified and acquired securities (2011: recovery of CHF 9 million; 2010: credit loss expense of CHF 172 million).    4 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 31 December 2011 amounts to CHF 1.9 billion; the cumulative own credit gain for such debt held at 31 December 2010 amounts to CHF 0.2 billion. The gains have reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 26 Fair value of financial instruments” in the “Financial information” section of the Annual Report 2011 for more information.    5 Operating expenses include restructuring charges of CHF 216 million. Refer to “Note 37 Reorganizations and disposals” in the “Financial information” section of the Annual report 2011 for more information.    6 For the definitions of our key performance indicators, refer to the “Measurement of performance” section of the Annual report 2011.    7 Based on third-party view, i.e. without intercompany balances.    8 Capital management data as of 31 December 2011 is disclosed in accordance with the Basel 2.5 framework. Comparative data under the new framework is not available for 31 December 2010 and 31 December 2009. The comparative information under the Basel II framework is therefore provided. Refer to the “Capital management” section of the Annual report 2011 for more information.

Business

The Investment Bank is organized into three distinct business areas to align the delivery of our services and the execution of our strategy with the needs of our clients:

–	equities
–	fixed income, currencies and commodities (FICC)
–	the investment banking department

The equities and FICC businesses are aligned within securities to foster a higher degree of cooperation across sales and trading. Together, they offer access to the primary and secondary securities markets, foreign exchange and prime brokerage services as well as research on equities, fixed income, commodities, and economic and quantitative research. The investment banking department provides advice on mergers and acquisitions and raises capital for corporate, institutional and sovereign clients in the debt and equity markets. In addition, the investment banking department plays a lead role in marketing UBS to corporates by leveraging senior client relationships.

Strategy

The Investment Bank is critical to the success of UBS’s strategy. It is well positioned across many businesses and regions – for example, we are among the market leaders in equities, equity derivatives and foreign exchange and we have a strong presence across all businesses in Asia.

We are repositioning the Investment Bank to align our businesses more closely with the needs of our core clients and the wealth management franchise, and to address economic and regulatory changes that affect the entire industry. Our business model aims to be simpler and more focused, with the goal of optimizing returns predicated on the efficient execution of our strategy across three strategic pillars: (i) flow; (ii) solutions; and (iii) advisory and analytics. Each pillar represents businesses that have similar transactional characteristics and success factors.

We believe that while none of the three pillars can support our franchise or deliver adequate returns on its own, a carefully balanced combination can better protect our profitability against fluctuations in client demand, costs or market movements.

To support our goal of becoming more focused and less complex while taking on less risk, we have intensified efforts to increase our capital efficiency and to actively reduce risk-weighted assets. In line with this strategy, we plan on reducing risk-weighted assets in the core businesses by approximately one-third and reducing our legacy portfolio (managed and reported in the Corporate Center starting with the first quarter of 2012) by close to 90% by the end of 2016. In our operating plan, we estimate the potential revenue loss from the risk-weighted assets reduction in our core businesses to be approximately CHF 500 million per annum. To this end, we will optimize our business mix in favor of products and services that have the highest relevance to clients, offer the best growth opportunities and are less capital intensive.

In reshaping our securities business, we are exiting certain areas, including FICC asset securitization, complex structured products, FICC macro directional and equities proprietary trading. With the exception of macro directional and equities proprietary trading, the assets associated with the areas we intend to exit will be managed in a legacy asset portfolio, which will be reported in the Corporate Center starting with the first quarter of 2012.

We have also revised our approach to other businesses with high capital intensity relative to returns, such as long-dated rates derivatives in flow rates, which will be scaled back significantly. We will nevertheless continue to invest in businesses in which we have a strong presence and those that offer attractive risk-return characteristics, such as cash and equity derivatives, foreign exchange, certain credit businesses and commodities.

In advisory and capital markets, we are increasing the intensity of our coverage to leverage our global footprint more effectively. This includes strengthening our presence in the Americas, restoring our position in Europe, the Middle East and Africa and extending our leading market position in Asia Pacific.

Across the Investment Bank, we will continue to invest in infrastructure, technology, the retention and development of our people and hiring of talent in key areas to ensure the successful execution of our strategy. The Investment Bank is also investing to improve its internal risk control systems and increasing its focus on corporate governance. In 2011, we continued to focus on the efficiency of our cost base through a number of initiatives, and we expect the full impact of our activities to be realized during the course of 2012 and 2013. These initiatives include headcount reductions, refocusing of discretionary spending on client revenue generating activities and increasing efficiency of our operating model and processes.

Organizational structure

The Investment Bank comprises the three business areas described in the “Business” section above. Additionally, the global capital markets business is a joint venture between securities and the investment banking department, which consists of two separate areas: equity capital markets and debt capital markets. Global leveraged finance is a joint venture between the investment banking department and FICC and includes the global syndicated finance business.

We employ approximately 17,000 personnel in over 30 countries. We operate through branches and subsidiaries of UBS AG. Securities activities in the US are conducted through UBS Securities LLC, a registered broker-dealer.

Significant recent acquisitions, disposals and business transfers

In September 2009, UBS completed the sale of its Brazilian financial services business, UBS Pactual.

In April 2010, UBS entered into an agreement to acquire Link Investimentos, a Brazilian financial services firm.

Competitors

Our main competitors are the major global investment banks, including Bank of America / Merrill Lynch, Barclays Capital, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase and Morgan Stanley. Other competing firms are active in many of the businesses and markets in which we participate.

Products and services

Securities

The securities segment provides a coordinated distribution platform with enhanced cross-asset delivery and specialist skills. Securities research is a consistently top-ranked research house, which provides in-depth investment analysis across various asset classes of more than 3,400 companies worldwide, or about 85% of the global market capitalization, in over 50 markets. In addition, we have a specialist research function offering quantitative analysis, socially responsible investing, alternative research, valuation and accounting, and special situations analysis.

Equities

We are one of the world’s largest participants in the primary and secondary markets for cash equity and equity-related products, including listed options, structured products, equity-linked securities, swaps, futures and over-the-counter (OTC) derivative contracts. Our equities franchise utilizes a client-centric model to serve hedge funds, asset managers, wealth management advisors, banks, pension funds and corporations globally. We structure, execute, distribute, finance and clear cash equity and equity-related products, in addition to distributing new equity and equity-related issues. Our prime services franchise includes prime brokerage and execution and clearing services, which enables clients to address regulatory changes in the OTC derivative markets.

The main business lines of the equities business area are outlined below:

Cash equities provides clients with liquidity, investment advisory, trade execution and related consultancy services, together with comprehensive access to primary markets, corporate management and subject matter experts. We offer full-service trade execution for single stocks and portfolios, including capital commitment, block trading, small-cap execution and commission management services. In addition, we provide clients with a full suite of advanced electronic trading algorithms, strategies and analytical tools.

Derivatives and equity-linked provides a full range of flow, structured, synthetic and equity-linked products with global access to primary and secondary markets. The franchise enables clients to hedge and manage risk through a wide range of exchange-traded, OTC, securitized and fund-wrapped products. We create customized structured products for institutional and retail investors with returns linked to individual companies, sectors and indices across multiple asset classes.

Prime services offers an integrated global prime brokerage business, including multi-asset class clearing and custody, capital consultancy, financing, securities lending and equity swaps execution. In addition, we provide clients with execution and clearing capabilities on futures and options contracts across all asset classes, including equities, fixed income and commodities, on more than 70 exchanges globally.

Fixed income, currencies and commodities

The FICC business area delivers products and solutions to corporate, institutional and public-sector clients in all major markets, as well as to private clients via targeted intermediaries. The main business lines of the FICC business area are outlined below:

Macro consists of the foreign exchange, money market and interest rate sales and trading businesses, as well as cash and collateral trading. We provide a range of foreign exchange, precious metals, treasury, and liquidity management solutions to institutional and private clients via targeted intermediaries. Interest rate activities include standardized rate-driven products and services such as interest rate derivatives trading, underwriting and trading of government and agency securities.

Credit sales and trading encompasses the origination, underwriting, trading and distribution of cash and synthetic products across the credit spectrum – bonds, derivatives, notes and loans. We are active across all major markets in secondary trading and market making of flow and structured credit instruments, securitized products and loans, and are focused on providing market liquidity and tailored solutions to our clients. In partnership with the investment banking department, we also provide capital markets debt financing and liability risk management solutions to corporates and institutions.

The emerging markets business offers investors in Central and Eastern Europe, the Middle East, Latin America and selected Asian countries access to international markets, and provides international investors with an opportunity to add exposure through our onshore presence in key locations. We also provide liquidity in local markets across foreign exchange, credit, rates and structured products.

Our commodities business includes market-leading indices and precious metals offerings, combined with flow trading in agriculture, base metals and energy. We service a broad spectrum of institutional and corporate clients from risk management to direct or structured investments, enabling them to structure deals at all levels of complexity and to access liquidity during and outside exchange times and across time zones. From the first quarter of 2012, this business will be part of the macro business.

Investment banking department

The investment banking department provides strategic advice and a range of capital markets execution services to corporate clients, financial institutions, financial sponsors, sovereign clients and hedge funds. With a presence in all major financial markets, investment banking coverage is based on a matrix of country, sector and product banking professionals.

The main business lines of the investment banking department business area are outlined below:

The advisory group assists in acquisitions and sale processes, and also advises on strategic reviews and corporate restructuring solutions.

Global capital markets is a joint venture with the securities business. It offers financing and advisory services that cover all forms of capital raising as well as risk management solutions. It comprises the equity capital markets business, aligned with equities, whose products include initial public offerings, secondary offerings and equity-linked transactions; and the debt capital markets business, aligned with FICC, whose products include commercial paper, medium-term notes, senior debt, high-yield debt, subordinated debt and hybrid capital. All our financing products are provided alongside risk management solutions, which include derivatives, structured finance, ratings advisory services and liability management.

Global leveraged finance provides event-driven (acquisition, leveraged buyout) loans, and bond and mezzanine leveraged finance to corporate clients and financial sponsors.

Corporate Center

The Corporate Center enables UBS to operate coherently and effectively by providing and managing support and control functions for the business divisions and the Group. It provides services in the areas of risk, finance (including funding, capital and balance sheet management, and management of non-trading risk), legal and compliance, information technology, human resources, real estate, procurement, communication and branding, corporate development, security and offshoring.

Treasury activities and other corporate items reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.11 [1]	31.12.10	31.12.09	31.12.10
Income	(80)	1,135	394
Credit loss (expense) / recovery	(1)	0	(5)
Total operating income	(80)	1,135	389
Personnel expenses	71	78	551	(9)
Non-personnel expenses	212	265	699	(20)
Total operating expenses	283 [2]	343	1,250	(17)
Performance before tax	(363)	795	(867)

Additional information
Total operating expenses before service allocations to business divisions	7,762	8,202	8,501	(5)
Personnel (full-time equivalents)	19,270	19,472	20,054	(1)
Personnel after allocations (full-time equivalents)	274	194	1,624	41

1 Income and expenses related to the SNB StabFund investment management team, who are employed by UBS, were transferred from Investment Bank to Corporate Center in 2011. The impact on performance from continuing operations before tax is not material in the current or any prior period. Comparative prior periods have not been adjusted.    2 Operating expenses include restructuring charges of CHF 15 million. Refer to “Note 37 Reorganizations and disposals” in the “Financial information” section of the Annual Report 2011 for more information.

Aims and objectives

The Corporate Center provides the business divisions with Group-level control in the areas of finance, risk, legal and compliance, and a global corporate shared services organization comprising support and logistics functions. We strive to maintain effective corporate governance processes, including compliance with relevant regulations, ensuring an appropriate balance between risk and return. Each functional head in the Corporate Center has authority over all businesses in their area of responsibility, including the authority to issue Group-wide policies for that area.

The integration of Group-wide shared service functions (information technology, human resources, real estate, procurement, communication and branding, corporate development, security and offshoring) into the Corporate Center under the leadership of the Group Chief Operating Officer (Group COO) was completed in 2009. At the same time, the control functions were centralized under the Group Chief Financial Officer (Group CFO), the Group Chief Risk Officer (Group CRO), and the Group General Counsel (Group GC), respectively.

The Corporate Center has improved efficiency, execution and service quality. We have upgraded our cost management for global and Group-wide cost responsibilities, and have implemented simple service delivery models with clear responsibilities. Our investment governance process provides oversight, review and approval of programs in the project portfolio and of those in the pipeline. This is part of a global service level agreement framework, ensuring investments are aligned with the Group’s strategic priorities. Overall, the integrated structure helps us to maintain independent control functions and a core platform from which we can create synergies for revenue growth and enhance shareholder value.

The Corporate Center also encompasses certain centrally managed positions, including the SNB StabFund option and (with effect from the first quarter of 2012) the legacy portfolio formerly in the Investment Bank.

In 2011, the Corporate Center focused on further streamlining the organization, implementing strategic change programs and improving operational excellence. At the end of the year, there were approximately 19,300 employees across all of the Corporate Center functions. The majority of the Corporate Center’s treasury income, costs and headcount are re-allocated to the business divisions for which the respective services are performed.

Organizational structure

The Corporate Center consists of the control functions Group Finance, Group Risk, and Group General Counsel, in addition to the shared services functions.

Group Chief Financial Officer

The Group CFO is responsible for transparency in, and appraisal of, the financial performance of the Group and its business divisions; the Group’s financial reporting; forecasting, planning and controlling processes; and for providing advice on financial aspects of strategic projects and transactions. The Group CFO manages the divisional and Group financial control functions. He manages and controls our tax affairs and treasury and capital management, including management and control of funding and liquidity risk as well as regulatory capital ratios. After consultation with the Board of Directors’ Audit Committee, the Group CFO makes proposals to the Board of Directors (BoD) regarding the policies for accounting we have adopted, and defines the policies for financial reporting and disclosure. Together with the Group Chief Executive Officer (CEO), the Group CFO provides external certifications under sections 302 and 404 of the Sarbanes-Oxley Act 2002, and, in coordination with the Group CEO, manages relations with analysts, investors and rating agencies.

Group Chief Operating Officer

The Group COO is responsible for the management and performance of the shared service functions of the Group, including the management and control of Group-wide information technology, procurement, real estate and corporate administrative services, human resources, strategy, communications and branding as well as for physical and information security and offshoring. In addition, the Group COO supports the Group CEO in developing our strategy and addressing key strategic issues. The Group COO also acts as the CEO of the Corporate Center, and oversees the business and strategic planning of shared services.

Group Chief Risk Officer

The Group CRO is responsible for developing and implementing principles and appropriate independent control frameworks for credit, market, country and operational risks within the Group. In particular, the Group CRO formulates and implements the frameworks for risk capacity and appetite, risk measurement, portfolio controls and risk reporting; and has management responsibility over the divisional and Group risk control functions. He implements the risk control mechanisms as determined by the BoD, the BoD Risk Committee or the Group CEO. In addition, the Group CRO approves transactions, positions, exposures, portfolio limits and provisions in accordance with the delegated risk control authorities, and monitors and challenges the firm’s risk-taking activities.

Group General Counsel

The Group GC is responsible for legal and compliance matters, policies and processes, and for managing the legal and compliance function for the UBS Group. The Group GC assumes responsibility for establishing a Group-wide management and control process for our relationship with regulators, in close cooperation with the Group CRO and the Group CFO where relevant, and for maintaining the relationships with our key regulators with respect to legal and compliance matters. The Group GC is further responsible for reporting legal and compliance risks and material litigation, for managing litigation and special and regulatory investigations, and for ensuring that we meet relevant regulatory and professional standards in the conduct of our business.

Our corporate governance

and responsibility

Our Board of Directors

The Board of Directors (BoD) is our most senior body. Under the leadership of the Chairman, it determines the strategy of the Group based upon the recommendations of the Group Chief Executive Officer (Group CEO). It exercises ultimate supervision of management and is responsible for the appointment and dismissal of all Group Executive Board (GEB) members, the Company Secretary and the head of Group Internal Audit as well as supervising and setting appropriate risk management and control principles for the firm. With the exception of its current Chairman, Kaspar Villiger, all members of the BoD are independent.

1 Kaspar Villiger Chairman of the Board of Directors, Chairperson of the Governance and Nominating Committee and member of the Corporate Responsibility Committee 2 Michel Demaré Independent Vice Chairman, member of the Audit Committee and the Governance and Nominating Committee 3 David Sidwell Senior Independent Director, Chairperson of the Risk Committee and member of the Governance and Nominating Committee 4 Rainer-Marc Frey Member of the Audit Committee and the Risk Committee 5 Bruno Gehrig Member of the Governance and Nominating Committee and the Human Resources and Compensation Committee 6 Ann F. Godbehere Chairperson of the Human Resources and Compensation Committee, member of the Audit Committee and the Corporate Responsibility Committee 7 Axel P. Lehmann Member of the Governance and Nominating Committee and the Risk Committee 8 Wolfgang Mayrhuber Chairperson of the Corporate Responsibility Committee and member of the Human Resources and Compensation Committee 9 Helmut Panke Member of the Human Resources and Compensation Committee, member of the Risk Committee 10 William G. Parrett Chairperson of the Audit Committee 11 Joseph Yam Member of the Corporate Responsibility Committee and the Risk Committee

Our Group Executive Board

The management of the firm is delegated by the BoD to the GEB. Under the leadership of the Group CEO, the GEB has executive management responsibility for the Group and its businesses. It assumes overall responsibility for the development of the Group and business division strategies and the implementation of approved strategies.

1 Sergio P. Ermotti Group Chief Executive Officer 2 Markus U. Diethelm Group General Counsel 3 John A. Fraser Chairman and CEO Global Asset Management 4 Lukas Gähwiler CEO UBS Switzerland and co-CEO Wealth Management & Swiss Bank 5 Carsten Kengeter Chairman and CEO Investment Bank 6 Ulrich Körner Group Chief Operating Officer, CEO Corporate Center and CEO UBS Group Europe, Middle East and Africa 7 Philip J. Lofts Group Chief Risk Officer 8 Robert J. McCann CEO Wealth Management Americas and CEO UBS Group Americas 9 Tom Naratil Group Chief Financial Officer 10 Alexander Wilmot-Sitwell Co-Chairman and co-CEO UBS Group Asia Pacific 11 Chi-Won Yoon Co-Chairman and co-CEO UBS Group Asia Pacific 12 Jürg Zeltner CEO UBS Wealth Management and co-CEO Wealth Management & Swiss Bank

Corporate responsibility

In 2011, we continued to work towards meeting the societal goals and commitments we have set ourselves, guided by our Code of Business Conduct and Ethics. We contributed further to the fight against money laundering, corruption and terrorist financing. We strengthened our management of environmental and social risks, intensified our sustainability-related business activities, and continued to roll out our in-house environmental management and supply chain programs and our investment in community activities.

Governance, strategy, commitments

The Board of Directors sets the Group’s values and standards and ensures that we meet our obligations to shareholders and stakeholders. Our focus is on gaining and retaining the trust of all our stakeholders, as well as on generating sustainable earnings and creating long-term shareholder value. Our shareholders, clients, employees and society in general demand that we pursue our banking activities responsibly, and that our products and services are best suited to the needs of our clients.

Continued commitment to responsible banking

In 2011, we strengthened our efforts to both prevent and combat financial crime. We adhere to strict Know Your Client regulations without undermining our clients’ legitimate right to privacy.

Some of our clients operate in sectors characterized by consistent environmental and social challenges. In 2011, we focused on the execution of the “UBS position on relationships with clients and suppliers associated with controversial activities”. This means we will not knowingly provide financial services to corporate clients, nor will we purchase goods or services from suppliers, where the use of proceeds, primary business activity, or acquisition target involves certain environmental and social risks.

In 2011, our integrated teams for philanthropy and values-based / sustainable investing further developed our holistic service offering in our wealth management businesses. These teams provide thought leadership, advice and solutions to assist our private clients and prospects in investing all or part of their portfolio according to their values and in delivering positive change through their philanthropy and investments.

Across all of UBS’s businesses, we seek to help investors benefit from environmentally and socially related business opportunities by integrating environmental and social considerations, where relevant, in our investment, ownership, research and financing processes.

With regard to our own operations, we have long worked to lower our environmental footprint. After establishing an energy functional unit in the late 1970s, we became the first Swiss bank to create an environmental officer position in the 1980s. We have persisted in improving the environmental efficiency of our operations. In 2011, we further reduced our global CO2 emissions to 39% compared with 2004 levels, and we are confident that we will meet our ambitious 40% reduction target for 2012.

In the social sphere, we seek to enhance, along with our employees, the well-being of the local communities we operate in through our well-established community affairs program. In 2011, UBS and its affiliated foundations donated a total of CHF 31.1 million in cash to carefully selected non-profit partner organizations and charities. These donations were directed primarily toward advancing our Community Affairs key themes of “Education” and “Entrepreneurship.” Our overall donations also include CHF 3.2 million in disaster relief made after the devastating earthquake in Japan. Our employees participate in our community investment efforts across all business regions. In 2011, 11,678 employees spent 105,000 hours volunteering, a substantial increase on previous years.

Recognition for our efforts

Our activities are regularly recognized by external bodies. UBS was once again named an index component for the Dow Jones Sustainability Index (DJSI) World, and we are a member of the FTSE4Good index series. We have belonged to both since their inception. We are also among the few financial companies represented in both the Carbon Disclosure Project’s

Carbon Performance Leadership Index and its Carbon Disclosure Leadership Index. Our community investment activities have also been singled out for merit. In December, UBS’s partnership with the Bridge Academy, a state secondary school in Hackney, London, received UK Prime Minister David Cameron’s Big Society Award. It recognizes the 1,700 UBS employees who have volunteered their time and skills since the academy was established in 2003.

Client foundation

The UBS Optimus Foundation is one of Switzerland’s largest charitable foundations. It is a non-profit organization through which UBS clients have improved the lives of children worldwide by donating over CHF 118 million to 250 projects in 73 countries. As UBS bears all the administrative costs related to the foundation, 100% of every client donation goes directly to the individual projects.

Investing in our communities across the globe

UBS understands its responsibility to enhance the well-being of the communities in which it operates. It invests in local communities to produce a significant and sustained impact in them. UBS Community Affairs acts in a comprehensive manner that encompasses direct and matched financial donations as well as volunteering by UBS employees. It works to create opportunities by focusing on activities in the areas of education and entrepreneurship

Americas – In 2011, we developed a unique community partnership with artist Stephen Wiltshire and student artists from the greater New York area. The program allowed students to draw their own interpretation of the New York City skyline as a way to learn and engage in discussions about 9/11 and their neighborhoods in general. To commemorate the 10th anniversary of September 11, 2001, UBS published Reflections of Recovery and Resurgence: UBS 9/11 Humanitarian Relief Fund. Immediately following the events of September 11, UBS created the UBS 9/11 Humanitarian Relief Fund to provide assistance to victims as well as long-term grants for the children of victims. Our mentor programs, which operate in four US cities, continue to be our main volunteer initiatives. In 2011, employees volunteered to become mentors to hundreds of children – helping students build the confidence and skills they need for future success.

Asia Pacific – The Community Leadership Experience, developed in partnership with Charities Aid Foundation India, was held in June 2011 in Mumbai. It focused on women leaders and the 20 participants came away with fresh perspectives on how to tackle the challenges of leading and managing a not-for-profit organization in India. Across the Asia-Pacific region, UBS employees continued to volunteer in record numbers, significantly increasing the number of hours contributed to our community partners in 2011.

Europe, Middle East and Africa – Throughout the region, we continue to support educational and entrepreneurial activities, particularly in areas close to where we conduct our business. We now have active Community Affairs programs in the UK, France, Italy, South Africa, Poland, UAE, Russia, Ireland and Jersey. The regional flagship program is our partnership with the Bridge Academy, a mixed, non-denominational school for 11–18-year-olds located in Hackney – one of the most deprived boroughs in London – and adjacent to UBS’s London base.

Switzerland – During the European Year of Volunteering in 2011, UBS launched a unique national project to restore Swiss hiking trails. UBS employees replaced broken or inaccurate signposts, restored sections of the network of hiking trails and constructed new ones. The activities took place in six locations across Switzerland. In total, 319 employees volunteered 3,805 hours of their time.

Information sources

Reporting publications

Annual publications

Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our UBS Group strategy and performance; the strategy and performance of the business divisions and the Corporate Center; risk, treasury and capital management; corporate governance, responsibility and senior management and Board of Directors compensation; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses compensation for senior management and the Board of Directors (non-independent and independent). It is published in English and German.

Quarterly publications

Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports

The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website by accessing the “Order print publications” panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: press releases; financial information (including results-related filings with the US Securities and Exchange Commission); corporate information, including UBS share price charts and data and dividend information; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations

Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service / UBS news alert

On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit http://www.ubs.com/investors for more information.

Corporate information

The legal and commercial name of the company is UBS AG. The company was formed on 29 June 1998, when Union Bank of Switzerland (founded 1862) and Swiss Bank Corporation (founded 1872) merged to form UBS.

UBS AG is incorporated and domiciled in Switzerland and operates under Swiss Company Law and Swiss Federal Banking Law as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors.

The addresses and telephone numbers of our two registered offices are: Bahnhofstrasse 45, CH-8001 Zurich, Switzerland,

phone +41-44-234 11 11; and Aeschenvorstadt 1, CH-4051 Basel, Switzerland,

phone +41-61-288 50 50.

UBS AG shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Contacts

Switchboards

For all general queries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.

UBS AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com www.ubs.com/investors

Hotline +41-44-234 4100

New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500 mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives queries on compensation and related issues addressed to members of the Board of Directors.

UBS AG, Office of the Company Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-234 3628

Fax +41-44-234 6603

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6202

Fax +41-44-235 3154

US Transfer Agent

For all global registered share-related queries in the US.

Computershare

480 Washington Boulevard

Jersey City, NJ 07310-1900, USA

sh-relations@melloninvestor.com www.bnymellon.com/shareowner/equityaccess

Calls from the US +866-541 9689

Calls outside the US +1-201-680 6578

Fax +1-201-680 4675

Corporate calendar                                 Imprint

Publication of first quarter 2012 results

Wednesday, 2 May 2012

Annual General Meeting

Thursday, 3 May 2012

Publication of second quarter 2012 results

Tuesday, 31 July 2012

Publication of third quarter 2012 results

Tuesday, 30 October 2012

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com

Languages: English / German / French / Italian | SAP-No. 80530E

© UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (2) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (3) the ability of UBS to reduce its Basel III risk-weighted assets in order to comply with future Swiss capital requirements without materially adversely affecting its profitability; (4) changes in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration; (5) possible constraints or sanctions that regulatory authorities might impose on UBS, including as a consequence of the unauthorized trading incident announced in September 2011; (6) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business, (7) the liability to which UBS may be exposed due to litigation, contractual claims and regulatory investigations, some of which stem from the market events and losses incurred by clients and counterparties during the financial crisis of 2007–2009; (8) the effects on UBS’s cross-border banking business of international tax treaties recently negotiated by Switzerland and future tax or regulatory developments; (9) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (10) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (12) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; and (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

UBS AG
P.O. Box, CH-8098 Zurich
Tel. +41-44-234 11 11
Board of Directors
Tel. +41-44-236 67 69
Fax +41-44-235 82 20
sh-shareholder-services@ubs.com

28 March 2012

Annual General Meeting of UBS AG on 3 May 2012, 10:30 a.m.

Hallenstadion Zurich-Oerlikon, Wallisellenstrasse 45, Zurich

Dear Shareholder,

On behalf of our Board of Directors, we would like to advise you of the forthcoming Annual General Meeting of shareholders. As we informed you earlier, you are listed in our share register as a shareholder without voting rights. You are therefore not entitled to represent your shares at the Annual General Meeting.

For your information we are sending you the agenda of the meeting with explanations to the items together with a copy of our Review 2011, which contains key information on UBS’s strategy and financials. The detailed Annual Report, Compensation Report, Financial Reporting and the 2011 Form 20F (upon filing) can be requested using the enclosure. They are also available on the Internet at: www.ubs.com/investors.

Sincerely yours,

UBS AG

Kaspar Villiger	Luzius Cameron
Chairman	Company Secretary

UBS AG
P.O. Box, CH-8098 Zurich
Tel. +41-44-234 11 11
Board of Directors
Tel. +41-44-236 67 69
Fax +41-44-235 82 20
sh-shareholder-services@ubs.com

28 March 2012

Annual General Meeting of UBS AG on 3 May 2012, 10:30 a.m.

Hallenstadion Zurich-Oerlikon, Wallisellenstrasse 45, Zurich

Dear Shareholder,

On behalf of our Board of Directors, we would like to invite you to the Annual General Meeting of shareholders. Please find enclosed the agenda with explanations to the different items. If you plan to attend the Annual General Meeting in person or to appoint a proxy of your choice, we kindly ask you to return the admission card to the control offices of UBS AG not later than 25 April 2012. Only registered shareholders who are entered in the share register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies.

We shall, however, be glad to represent your shares at the Annual General Meeting as a corporate proxy. If this is your preference, we invite you to fill out the form of proxy with your voting instructions and return it to us.

If you appoint us as proxy without expressly indicating how you wish your votes to be cast, your shares will be voted in accordance with the proposals of the Board of Directors.

We are pleased to enclose a copy of our Review 2011, which contains key information on UBS’s strategy and financials. The detailed Annual Report, Compensation Report, Financial Reporting and the 2011 Form 20F (upon filing) can be requested using the enclosure. They are also available on the Internet at: www.ubs.com/investors.

Sincerely yours,

UBS AG

Kaspar Villiger	Luzius Cameron
Chairman	Company Secretary

Annual General Meeting of UBS AG on 3 May 2012

Enclosure
Request for Special Reports

Annual Report 2011
(approx. 465 pages)

❑	English	❑ German
Compensation Report 2011
(approx. 45 pages, excerpt from the Annual Report)

❑	English	❑ German
Financial Reporting 2011
(quarterly report full version, approx. 90 pages)

❑	English
2011 Form 20F
(approx. 600 pages) containing the information in the Special Reports and additional information pursuant to the requirements of the US Securities and Exchange Commission. Available (upon filing) in:

❑	English
Further information of the reports is available in the Review 2011 (page 54) or online at www.ubs.com/investorrelations.

Please send the reports to:	Please send this questionnaire by mail to:
Name	Computershare Ms. Kerri Shenkin 480 Washington Boulevard Jersey City, NJ 07310
Address
City/State
Postal code

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 PM Eastern Time on April 25, 2012.

OR

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

21528-gr

▼  FOLD AND DETACH HERE  ▼

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.	Please mark your votes as indicated in this example	☒

1. Annual report, Group and Parent Bank accounts for financial year 2011 Reports of the auditors	FOR	AGAINST	ABSTAIN	4. Elections 4.1. Reelection of members of the Board of Directors	FOR	AGAINST	ABSTAIN	4.2. Election of new candidates for the Board of Directors	FOR	AGAINST	ABSTAIN
1.1. Approval of annual report and Group and Parent Bank accounts	☐	☐	☐	4.1.1. Michel Demaré	☐	☐	☐	4.2.1. Isabelle Romy	☐	☐	☐
1.2. Advisory vote on the compensation report 2011	☐	☐	☐	4.1.2. David Sidwell	☐	☐	☐	4.2.2. Beatrice Weder di Mauro	☐	☐	☐
2. Appropriation of retained earnings and distribution	☐	☐	☐	4.1.3. Rainer-Marc Frey	☐	☐	☐	4.2.3. Axel A. Weber	☐	☐	☐
3. Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2011	☐	☐	☐	4.1.4. Ann F. Godbehere	☐	☐	☐	4.3. Reelection of the auditors, Ernst & Young Ltd., Basel	☐	☐	☐
				4.1.5. Axel P. Lehmann	☐	☐	☐	4.4. Reelection of the special auditors, BDO AG, Zurich	☐	☐	☐
				4.1.6. Wolfgang Mayrhuber	☐	☐	☐	5. Increase of conditional capital and approval of amended Article 4a para. 1 of the Articles of Association	☐	☐	☐
				4.1.7. Helmut Panke	☐	☐	☐	6. Amendments of the Articles of Association
IF YOU WILL ATTEND THE ANNUAL MEETING, PLEASE MARK THE APPROPRIATE BOX ON THE PROXY CARD	☐	WILL ATTEND		4.1.8. William G. Parrett	☐	☐	☐	6.1. Deletion of Article 37 of the Articles of Association	☐	☐	☐
				4.1.9. Joseph Yam	☐	☐	☐	6.2. Deletion of Article 38 of the Articles of Association	☐	☐	☐

			Mark Here for Address Change or Comments SEE REVERSE	☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature	Signature	Date

Admission Card

If you choose to attend the UBS AG Annual General Meeting in person, please mark the appropriate box on the Proxy Card, and return it to UBS AG in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, on April 25, 2012. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting.

You must separate this admission card before returning the proxy card in the enclosed envelope.

The Annual General Meeting will be broadcast in English and German on the Internet via www.ubs.com/agm

‚  FOLD AND DETACH HERE  ‚

This Voting Instruction Card is requested by State Street, in conjunction with the Annual General Meeting of

UBS AG

Confidential Voting Instruction

Dear participant of the UBS Savings and Investment Plan,

We would like to advise you of the upcoming Annual General Meeting of UBS AG to be held at Hallenstadion Zurich-Oerlikon, Wallisellenstrasse 45, Zurich on 3 May 2012, 10:30 a.m. Various items are being proposed for approval at the meeting. The agenda and related information describing the proposals are included in the enclosed package.

Your vote is important. As a participant in the UBS Savings and Investment Plan, you have the opportunity to direct the Trustee how to vote shares allocated to your account under the Plan. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing, dating, and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. If you do not direct the Trustee, the unvoted shares will be voted by the Trustee in the same proportion as those for which instructions have been received. Please direct your response via phone, Internet or mail by 25 April 2012 to:

UBS AG

c/o BNY Mellon Shareowner Services

P.O. Box 3671

South Hackensack, NJ 07606-9371

You may attend the meeting however you may not vote your plan shares at the meeting.

State Street Bank and Trust Company (State Street) is the independent fiduciary for purpose of ensuring the confidentiality of the participant voting process. Please notify State Street, in writing, if you have specific confidentiality concerns relating to exercising your right to direct the Trustee.

Sincerely,

State Street

Address Change/Comments (Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES P.O. BOX 3671
SOUTH HACKENSACK, NJ 07606-9371

(Continued and to be marked, dated and signed, on the other side)	21528-gr

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 PM Eastern Time on April 25, 2012.

OR

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

21524-bl

▼  FOLD AND DETACH HERE  ▼

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.	Please mark your votes as indicated in this example	☒

1. Annual report, Group and Parent Bank accounts for financial year 2011 Reports of the auditors	FOR	AGAINST	ABSTAIN	4. Elections 4.1. Reelection of members of the Board of Directors	FOR	AGAINST	ABSTAIN	4.2. Election of new candidates for the Board of Directors	FOR	AGAINST	ABSTAIN
1.1. Approval of annual report and Group and Parent Bank accounts	☐	☐	☐	4.1.1. Michel Demaré	☐	☐	☐	4.2.1. Isabelle Romy	☐	☐	☐
1.2. Advisory vote on the compensation report 2011	☐	☐	☐	4.1.2. David Sidwell	☐	☐	☐	4.2.2. Beatrice Weder di Mauro	☐	☐	☐
2. Appropriation of retained earnings and distribution	☐	☐	☐	4.1.3. Rainer-Marc Frey	☐	☐	☐	4.2.3. Axel A. Weber	☐	☐	☐
3. Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2011	☐	☐	☐	4.1.4. Ann F. Godbehere	☐	☐	☐	4.3. Reelection of the auditors, Ernst & Young Ltd., Basel	☐	☐	☐
				4.1.5. Axel P. Lehmann	☐	☐	☐	4.4. Reelection of the special auditors, BDO AG, Zurich	☐	☐	☐
				4.1.6. Wolfgang Mayrhuber	☐	☐	☐	5. Increase of conditional capital and approval of amended Article 4a para. 1 of the Articles of Association	☐	☐	☐
				4.1.7. Helmut Panke	☐	☐	☐	6. Amendments of the Articles of Association
				4.1.8. William G. Parrett	☐	☐	☐	6.1. Deletion of Article 37 of the Articles of Association	☐	☐	☐
				4.1.9. Joseph Yam	☐	☐	☐	6.2. Deletion of Article 38 of the Articles of Association	☐	☐	☐

			Mark Here for Address Change or Comments SEE REVERSE	☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature	Signature	Date

The Annual General Meeting will be broadcast in English and German on the Internet via www.ubs.com/agm

▼  FOLD AND DETACH HERE  ▼

This Voting Instruction Card is requested by The Northern Trust Company, in conjunction with the Annual General Meeting of

UBS AG

Confidential Voting Instruction

Dear participant of the UBS Financial Services Inc. 401(k) Plus Plan,

We would like to advise you of the upcoming Annual General Meeting of UBS AG to be held at Hallenstadion Zurich-Oerlikon, Wallisellenstrasse 45, Zurich on 3 May 2012, 10:30 a.m. Various items are being proposed for approval at the meeting. Please find enclosed the agenda with explanations to the different items. The agenda and related information are included in the enclosed package.

Only The Northern Trust Company, as the Trustee of the UBS Financial Services Inc. 401(k) Plus Plan, can vote the shares of UBS AG stock held by the Plan. As a participant in and a Named Fiduciary (i.e. the responsible party identified in the voting section of the Plan Document and Trust) under the UBS Financial Services Inc. 401(k) Plus Plan, you have the right to direct The Northern Trust Company, as Trustee, how to vote the shares of UBS AG allocated to your Plan account as well as a portion of any shares for which no timely voting instructions are received from other participants. The Trust provides that the Trustee will vote the shares for which voting instructions have not been received in the same proportion as it votes the shares for which is has received such instructions unless to do so would be inconsistent with the Trustee’s duties.

Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing, dating, and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. Please direct your written request by 25 April 2012 to:

UBS AG

c/o BNY Mellon Shareowner Services

P.O. Box 3671

South Hackensack, NJ 07606-9371

Sincerely,

The Northern Trust Company

Voting instructions in case of ad-hoc motions
In case of ad-hoc motions during the Annual General Meeting. I/we authorize my/our proxy to act as follows:
☐ Vote in accordance with the proposal of the Board of Directors
Address Change/Comments	☐ Vote against the proposal of the Board of Directors
(Mark the corresponding box on the reverse side)	☐ Abstain
If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3671
SOUTH HACKENSACK, NJ 07606-9371

(Continued and to be marked, dated and signed, on the other side)	21524-bl

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 PM Eastern Time on April 25, 2012.

OR

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

21519

▼  FOLD AND DETACH HERE  ▼

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.	Please mark your votes as indicated in this example	☒

1. Annual report, Group and Parent Bank accounts for financial year 2011 Reports of the auditors	FOR	AGAINST	ABSTAIN	4. Elections 4.1. Reelection of members of the Board of Directors	FOR	AGAINST	ABSTAIN	4.2. Election of new candidates for the Board of Directors	FOR	AGAINST	ABSTAIN
1.1. Approval of annual report and Group and Parent Bank accounts	☐	☐	☐	4.1.1. Michel Demaré	☐	☐	☐	4.2.1. Isabelle Romy	☐	☐	☐
1.2. Advisory vote on the compensation report 2011	☐	☐	☐	4.1.2. David Sidwell	☐	☐	☐	4.2.2. Beatrice Weder di Mauro	☐	☐	☐
2. Appropriation of retained earnings and distribution	☐	☐	☐	4.1.3. Rainer-Marc Frey	☐	☐	☐	4.2.3. Axel A. Weber	☐	☐	☐
3. Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2011	☐	☐	☐	4.1.4. Ann F. Godbehere	☐	☐	☐	4.3. Reelection of the auditors, Ernst & Young Ltd., Basel	☐	☐	☐
				4.1.5. Axel P. Lehmann	☐	☐	☐	4.4. Reelection of the special auditors, BDO AG, Zurich	☐	☐	☐
				4.1.6. Wolfgang Mayrhuber	☐	☐	☐	5. Increase of conditional capital and approval of amended Article 4a para. 1 of the Articles of Association	☐	☐	☐
				4.1.7. Helmut Panke	☐	☐	☐	6. Amendments of the Articles of Association
IF YOU WILL ATTEND THE ANNUAL MEETING, PLEASE MARK THE APPROPRIATE BOX ON THE PROXY CARD, BUT DO NOT COMPLETE THE VOTING SECTIONS	☐	WILL ATTEND		4.1.8. William G. Parrett	☐	☐	☐	6.1. Deletion of Article 37 of the Articles of Association	☐	☐	☐
				4.1.9. Joseph Yam	☐	☐	☐	6.2. Deletion of Article 38 of the Articles of Association	☐	☐	☐

			Mark Here for Address Change or Comments SEE REVERSE	☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature	Signature	Date

Admission Card

If you choose to attend the UBS AG Annual General Meeting in person, please mark the appropriate box on the Proxy Card, and return it to UBS AG in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, on April 25, 2012. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting.

You must separate this admission card before returning the proxy card in the enclosed envelope.

The Annual General Meeting will be broadcast in English and German on the Internet via www.ubs.com/agm

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.bnymellon.com/shareowner/equityaccess where step-by-step instructions will prompt you through enrollment.

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Dear Shareholder,

We would like to invite you to the Annual General Meeting of shareholders to be held at Hallenstadion Zurich-Oerlikon, Wallisellenstrasse 45, Zurich on 3 May 2012, 10:30 a.m. Various items are being proposed for approval at the meeting. The agenda and related information are included in the enclosed Invitation to the Annual General Meeting of shareholders of UBS AG.

Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet or by marking your choices on this proxy card, and then signing, dating and mailing it in the enclosed return envelope. Using this method, you authorize UBS AG to vote your shares as you specify on the card.

Alternatively, if you are a registered shareholder, you may attend the meeting and vote in person, or you may appoint a proxy of your choosing to vote at the meeting for you. If you choose to attend the meeting, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. Please note that only registered shareholders who are entered in the register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies. Please direct your written request by 25 April 2012 to:

UBS AG

c/o BNY Mellon Shareowner Services, P.O. Box 3671, South Hackensack, NJ 07606-9371

If you are a beneficial shareholder (hold your shares through a broker or other financial intermediary) you must first register your shares to be eligible for the options discussed above.

Sincerely,

UBS AG

Voting instructions in case of ad-hoc motions
In case of ad-hoc motions during the Annual General Meeting. I/we authorize my/our proxy to act as follows:
☐ Vote in accordance with the proposal of the Board of Directors
Address Change/Comments	☐ Vote against the proposal of the Board of Directors
(Mark the corresponding box on the reverse side)	☐ Abstain
If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3671
SOUTH HACKENSACK, NJ 07606-9371

(Continued and to be marked, dated and signed, on the other side)	21519

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 PM Eastern Time on April 25, 2012.

OR

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

21528-pk

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If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.	Please mark your votes as indicated in this example	☒

1. Annual report, Group and Parent Bank accounts for financial year 2011 Reports of the auditors	FOR	AGAINST	ABSTAIN	4. Elections 4.1. Reelection of members of the Board of Directors	FOR	AGAINST	ABSTAIN	4.2. Election of new candidates for the Board of Directors	FOR	AGAINST	ABSTAIN
1.1. Approval of annual report and Group and Parent Bank accounts	☐	☐	☐	4.1.1. Michel Demaré	☐	☐	☐	4.2.1. Isabelle Romy	☐	☐	☐
1.2. Advisory vote on the compensation report 2011	☐	☐	☐	4.1.2. David Sidwell	☐	☐	☐	4.2.2. Beatrice Weder di Mauro	☐	☐	☐
2. Appropriation of retained earnings and distribution	☐	☐	☐	4.1.3. Rainer-Marc Frey	☐	☐	☐	4.2.3. Axel A. Weber	☐	☐	☐
3. Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2011	☐	☐	☐	4.1.4. Ann F. Godbehere	☐	☐	☐	4.3. Reelection of the auditors, Ernst & Young Ltd., Basel	☐	☐	☐
				4.1.5. Axel P. Lehmann	☐	☐	☐	4.4. Reelection of the special auditors, BDO AG, Zurich	☐	☐	☐
				4.1.6. Wolfgang Mayrhuber	☐	☐	☐	5. Increase of conditional capital and approval of amended Article 4a para. 1 of the Articles of Association	☐	☐	☐
				4.1.7. Helmut Panke	☐	☐	☐	6. Amendments of the Articles of Association
				4.1.8. William G. Parrett	☐	☐	☐	6.1. Deletion of Article 37 of the Articles of Association	☐	☐	☐
				4.1.9. Joseph Yam	☐	☐	☐	6.2. Deletion of Article 38 of the Articles of Association	☐	☐	☐

			Mark Here for Address Change or Comments SEE REVERSE	☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature	Signature	Date

The Annual General Meeting will be broadcast in English and German on the Internet via www.ubs.com/agm

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This Voting Instruction Card is requested by The Northern Trust Company, in conjunction with the Annual General Meeting of

UBS AG

Confidential Voting Instruction

Dear participant of the UBS Financial Services Inc. of Puerto Rico Savings Plus Plan,

We would like to advise you of the upcoming Annual General Meeting of UBS AG to be held at Hallenstadion Zurich-Oerlikon, Wallisellenstrasse 45, Zurich on 3 May 2012, 10:30 a.m. Various items are being proposed for approval at the meeting. The agenda and related information are included in the enclosed package.

Only The Northern Trust Company, as the Trustee of the UBS Financial Services Inc. of Puerto Rico Savings Plus Plan, can vote the shares of UBS AG stock held by the Plan. As a participant in and a Named Fiduciary (i.e. the responsible party identified in the voting section of the Plan Document and Trust) under the UBS Financial Services Inc. Puerto Rico Savings Plus Plan, you have the right to direct The Northern Trust Company, as Trustee, how to vote the shares of UBS AG allocated to your Plan account as well as a portion of any shares for which no timely voting instructions are received from other participants. The Trust provides that the Trustee will vote the shares for which voting instructions have not been received in the same proportion as it votes the shares for which it has received such instructions unless to do so would be inconsistent with the Trustee’s duties.

Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing, dating, and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. To select one of these options, please direct your written request by 25 April 2012 to:

UBS AG

c/o BNY Mellon Shareowner Services

P.O. Box 3671

South Hackensack, NJ 07606-9371

Sincerely,

The Northern Trust Company

Voting instructions in case of ad-hoc motions
In case of ad-hoc motions during the Annual General Meeting. I/we authorize my/our proxy to act as follows:
☐ Vote in accordance with the proposal of the Board of Directors
Address Change/Comments	☐ Vote against the proposal of the Board of Directors
(Mark the corresponding box on the reverse side)	☐ Abstain
If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3671
SOUTH HACKENSACK, NJ 07606-9371

(Continued and to be marked, dated and signed, on the other side)	21528-pk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name: Louis Eber
Title: Group Managing Director
By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Director

Date: March 29, 2012